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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on October 17, 2005

Registration No. 333-128421

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
Form S-3
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

FIBERSTARS, INC.
(Exact name of registrant as specified in its charter)

California (State or other jurisdiction of incorporation or organization)	94-3021850 (I.R.S. Employer Identification No.)
44259 Nobel Drive Fremont, California 94538 (510) 490-0719 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

John Davenport
Chief Executive Officer
Fiberstars, Inc.
44259 Nobel Drive
Fremont, California 94538
(510) 490-0719
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Richard S. Bebb, Esq. Davina K. Kaile, Esq. Pillsbury Winthrop Shaw Pittman LLP 2475 Hanover Street Palo Alto, California 94304 (650) 233-4500	Donna M. Petkanics, Esq. Jose F. Macias, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.  ☐

        If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.  ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED OCTOBER 17, 2005

3,206,645 Shares

Common Stock

Fiberstars, Inc. is offering 2,500,000 shares of common stock and the selling shareholders are selling an additional 706,645 shares. Our common stock is traded on the Nasdaq National Market under the symbol "FBST." The last reported sale price of our common stock on the Nasdaq National Market on October 14, 2005, was $9.58 per share.

Investing in our common stock involves risk.
See "Risk Factors" beginning on page 6 of this prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to Fiberstars	$	$
Proceeds, before expenses, to selling shareholders	$	$

Fiberstars, Inc. has granted the underwriters a 30-day option to purchase up to an additional 480,997 shares of common stock to cover over-allotments, if any.

Merriman Curhan Ford & Co.

WR Hambrecht + Co

Pacific Growth Equities, LLC

The date of this prospectus is October    , 2005.

FIBERSTARS®

Sustainable Technology in Lighting™

seafood
market

Supermarket Accent Lighting

2000

Display Case Lighting

Pool and Spa Lighting

Supermarket Accent Lighting

                You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We and the selling shareholders are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, results or operations and prospects may have changed since that date. In this prospectus, "Fiberstars," "we," "us," and "our" refer to Fiberstars, Inc., a California corporation.

TABLE OF CONTENTS

Prospectus Summary
Risk Factors
Special Note Regarding Forward-Looking Statements
Use of Proceeds
Price Range of Common Stock
Dividend Policy
Capitalization
Dilution
Selected Consolidated Financial Data
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business
Management
Executive Compensation and Other Matters
Principal and Selling Shareholders
Related Party Transactions
Underwriting
Legal Matters
Experts
Where You Can Find More Information
Documents Incorporated by Reference

                Fiberstars, BritePak, Fiberstars EFO, LightlyExpressed and OptiCore are our registered trademarks and Britecore CPC, FiberJacks, Fiberstars Spa Lights, Fiberstars Underground Illuminator, FX Light, FX Spa Lights and Jazz Light are our trademarks. This prospectus contains trademarks and trade names of other corporations and organizations.

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus, and it may not contain all of the information that is important to you. You should read the entire prospectus carefully, including the section entitled "Risk Factors," and our consolidated financial statements and related notes included elsewhere in this prospectus, before making an investment decision.

Our Company

        Fiberstars designs, develops, manufactures and markets fiber optic lighting systems for wide-ranging uses in both the general commercial and the pool and spa lighting markets. Incorporated in 1985, we have emerged as a leading innovator in fiber optic lighting systems. After several years of development, we commercialized a new energy efficient fiber optic, or EFO, lighting system in 2004. As a result, we have gained the opportunity in commercial lighting markets to respond to increasing market demand for "green" energy efficient lighting. The demand for energy efficient products has been driven by increasing energy costs, increasing world demand for energy resources and new regulations restricting the use of electricity for lighting. We estimate that our current addressable market for EFO technology is currently greater than $5 billion.

        We believe our EFO system is the only energy efficient fiber optic lighting system available today for numerous applications. Used in accent lighting applications, EFO is more energy efficient than conventional incandescent, halogen, compact fluorescent, ceramic metal halide and light emitting diodes, or LED, based accent lighting systems.

        Key features of the EFO technology include:

  •
  Energy efficiency—up to 80% fewer watts than commonly used incandescent and halogen accent lighting systems;

  •
  Savings for customers resulting from lower energy, maintenance and air conditioning costs;

  •
  Elimination of virtually all infrared and ultraviolet radiation;

  •
  Directional and focused light beams with virtually no glare; and

  •
  Helps achieve compliance with increasingly stringent energy regulations.

        Our traditional fiber optic product lines continue to compete in the decorative portion of the commercial lighting and swimming pool and spa lighting markets.

        Our EFO fiber optic lighting system consists of a central source of illumination connected to multiple end-points via fiber cables. An electrically powered illuminator encases our highly efficient metal halide lamp and collectors that use our proprietary nanometer-spaced thin film coatings enabling the efficient capture of the light from the lamp. 95% of the light from the illuminator is delivered to our fiber. Our fiber is manufactured through a proprietary continuous extrusion process, enabling cost-effective, large scale manufacturing. This system virtually eliminates undesired infrared and ultraviolet radiation that negatively affects goods such as perishables and works of art. Our proprietary FiberJack cables attach the end-points of our fiber simply and efficiently.

        We believe the efficiency benefits provided by our EFO system, comprised of these components, coupled with our proprietary fiber optic extrusion manufacturing process, distinguish our EFO system from other fiber optic lighting systems and traditional lighting technologies for numerous lighting applications. As a result of these developments, we believe we are the first to market energy efficient fiber optic lighting systems for specific applications such as accent lighting used in retail and commercial settings.

Industry Background

        The lighting industry is a large and well-developed market with many manufacturers of lamps, ballasts and fixtures for multiple applications. According to a 2003 report by The Freedonia Group, Inc., the worldwide market for electric lamps, lighting fixtures and ballasts was approximately $79 billion in 2001 and expected to grow to $100 billion by 2006. We estimate that our current addressable market, comprised of accent lighting and other niche applications, for EFO technology is greater than $5 billion of the $79 billion lighting market.

        Government regulations and initiatives, combined with demand for effective lighting products, have created an attractive opportunity for our energy efficient EFO lighting system. The Department of Energy in a 2005 report estimated that lighting in the United States accounts for approximately 27% of total electricity consumed by commercial end-users. As a result of fossil fuel supply constraints and electric utility infrastructure limitations, key regulations and initiatives have been implemented:

  •
  American Society of Heating, Refrigerating and Air-Conditioning Engineers—Illuminating Engineering Society of North America, or ASHRAE-IESNA, Standard 90.1

  •
  The Energy Policy Act of 2005

  •
  State legislation

  •
  LEED—U.S. Green Building Council's Leadership in Energy & Environmental Design

        These regulations and initiatives are aimed at reducing the consumption of electricity for lighting, namely watt usage per square foot, in commercial and residential applications. Existing lighting technologies such as incandescent, fluorescent, high-intensity discharge, or HID, and LEDs have beneficial characteristics in select applications but lack the efficiency to adequately meet these constraints and simultaneously offer desirable performance characteristics in our addressable markets. For example, MR-16 halogen lamps, which provide bright, white light that illuminates a directional beam, are commonly used to showcase products in retail locations. In this application, we believe our EFO system is an attractive alternative because of the MR-16's limitations, which include high consumption of electricity, high maintenance costs due to short life-cycle and radiation of significant heat leading to additional cooling expenses and damage to perishable goods.

Our Strategy

        Our objective is to become the leading provider of energy efficient lighting systems. To achieve this objective we intend to execute the following strategies:

  •
  Capitalize on the growing need for low cost, energy efficient lighting systems

  •
  Focus on market niches where the benefits of our technology are most compelling

  •
  Develop and expand strategic relationships

  •
  Further develop and enhance pool lighting products

Recent Developments

        In June 2005, we announced a reorganization and restructuring intended to reduce our overall expenses and to increase our focus on our EFO technology. This reorganization includes our plan to close our Fremont, California headquarters while retaining a pool sales and marketing office in California and consolidate most of our operations in Solon, Ohio, where we currently have a manufacturing and research and development facility and a local sales office. We expect the relocation to result in a one-time restructuring charge of approximately $3.5 million, most of which we anticipate will be exercised in the third and fourth quarters of 2005.

        One of the selling shareholders is Advanced Lighting Technologies, Inc., or ADLT. ADLT and Fiberstars have had a strategic relationship since 1997 when ADLT acquired a substantial equity interest in Fiberstars. Over the years ADLT and Fiberstars have maintained a collaborative relationship based on ADLT's position as a leading supplier of metal halide light sources and Fiberstars' need for "state of the art" light source technology.

        On September 19, 2005, we entered into several new agreements with ADLT regarding mutual development and provision of services, as well as the sale to us of certain coating equipment, the provision to us of certain other services, the continued supply to us of products manufactured by ADLT and a cross-license of certain intellectual property rights. These agreements will be effective upon the sale by ADLT of 406,645 shares of our common stock in this offering. ADLT expects to use its proceeds for general corporate purposes. A portion of ADLT's proceeds is intended to be used to fund its commitments under these agreements.

        On October 17, 2005, we announced we expected net sales for the three months ended September 30, 2005 to be approximately $7.6 million as compared to net sales of $7.3 million for the three months ended September 30, 2004. The increase was primarily the result of an increase in EFO sales of $450,000 during the three months ended September 30, 2005 from $65,000 for the same quarter last year.

Corporate Information

        Incorporated in California in 1985, we are one of the pioneers in the use of fiber optic technology in lighting. Our principal executive offices are currently located at 44259 Nobel Drive, Fremont, California 94538, and our telephone number at that address is (510) 490-0719. By year end, we plan to move our executive offices to Solon, Ohio. Our web site is located at www.fiberstars.com. The information on our web site is not part of this prospectus.

THE OFFERING

Common stock offered by Fiberstars	2,500,000 shares
Common stock offered by selling shareholders	706,645 shares
Common stock to be outstanding after this offering	10,126,841 shares
Use of proceeds
For working capital and general corporate purposes, including research and development and the establishment of our EFO lighting training centers. We may use a portion of the net proceeds in acquisitions of complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any acquisitions. See "Use of Proceeds."
Nasdaq National Market symbol	FBST

        Unless otherwise indicated, the number of shares of our common stock outstanding after this offering is based on 7,626,841 shares outstanding as of June 30, 2005, and assumes no exercise of the underwriters' over-allotment option. This number does not include:

  •
  1,242,214 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans at a weighted average exercise price of $6.38 per share;

  •
  49,648 shares of common stock reserved and available for future issuance under our equity incentive plans;

  •
  11,696 shares of common stock reserved and available for future issuance under our employee stock purchase plan; and

  •
  893,668 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.06 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The tables below summarize our consolidated statement of operations and consolidated balance sheet data as of and for the periods indicated. The summary consolidated financial data is derived from and is qualified by reference to our consolidated financial statements and related notes incorporated by reference in this prospectus. The data in the following tables should be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in our annual report on our Form 10-K for the year ended December 31, 2004 and our quarterly report on Form 10-Q for the quarter ended June 30, 2005, which are incorporated by reference in this prospectus.

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
	(in thousands, except per share data)			(Unaudited)
Consolidated Statements of Operations Data:
Net sales	$30,960	$27,238	$29,731	$14,558	$14,465
Loss from operations	(1,432)	(561)	(731)	(274)	(1,875)
Net loss	(3,519)	(608)	(704)	(303)	(1,813)
Net loss per share—basic and diluted	(0.70)	(0.10)	(0.10)	(0.04)	(0.24)
	June 30, 2005
	Actual	As Adjusted
	(Unaudited) (in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$3,349	$24,906
Working capital	14,243	35,800
Total assets	24,970	46,527
Total shareholders' equity	$20,677	$42,234

        Please see note 1 of the notes to the audited consolidated financial statements incorporated by reference in this prospectus for an explanation of the determination of the number of shares used in computing per share data.

        The as adjusted balance sheet data assumes the sale of the 2,500,000 shares of common stock that we are offering under this prospectus at an assumed public offering price of $9.58 per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

        You should consider carefully the risks described below, together with all of the other information in this prospectus, before making a decision to invest in our common stock. If any of the following risks actually occurs, our business, financial condition or results of operations could suffer. In this case, the trading price of our common stock could decline and you may lose all or part of your investment.

Risks Related to Our Business

We have recently changed the focus of our business and may be unsuccessful or experience difficulties in implementing this change. If this occurs, we may not be able to achieve operating profitability.

        In connection with the reorganization and restructuring of Fiberstars, we intend to shift the primary focus of our business from our pool and spa products to products using our EFO technology. While we intend to continue designing and manufacturing pool and spa products, we plan to allocate significant resources to the development, marketing and distribution of our EFO system in the accent lighting market. We have a limited operating history in this market, and our shift in focus may affect our ability to accurately forecast sales, establish adequate reserves, estimate amounts of warranty and returns and other similar expenses. Our ability to achieve and maintain profitability depends on our ability to successfully implement our new business strategy.

Our operating results are subject to fluctuations caused by many factors that could result in decreased revenue and a decline in the price of our common stock.

        Our quarterly operating results can vary significantly depending upon a number of factors including:

  •
  the lighting market's acceptance of, and demand for, our products;

  •
  the level and seasonality of orders and the delivery of new products;

  •
  the continued availability of our current manufacturing channels and raw material suppliers;

  •
  the continued availability of our distributors or the availability of replacement distribution channels;

  •
  fluctuations in our sales volumes and mix of low and high margin products;

  •
  product development and marketing expenditures, which are made well in advance of potential resulting revenue;

  •
  increased expenses in research and development if we are not able to meet certain milestones in our Defense Advanced Research Project Agency, or DARPA, contracts;

  •
  the seasonality of the construction industry, which results in a substantial portion of our historical quarterly sales in the last month of each of the second and fourth quarters of the year;

  •
  a significant portion of our expenses are relatively fixed, and if sales fall below our expectations, we will not be able to make any significant adjustment in our operating expenses; and

  •
  the impact of natural disasters, terrorist acts and other unforeseeable catastrophic events.

        Although we attempt to control our expense levels, these levels are based, in part, on anticipated revenue. Therefore, we may not be able to control spending in a timely manner to compensate for any unexpected revenue shortfall.

        You should not rely on period-to-period comparisons of our operating results as an indication of future performance. The results may be below the expectations of market analysts or investors, which would likely cause our share price to decline.

Our future success is highly dependent on the successful adoption of EFO systems by the lighting market, which is traditionally slow in adopting new technologies.

        EFO is a relatively new and unproven type of lighting that may not achieve acceptance by lighting designers or other consumers of lighting products. Our potential retail customers are widespread and independent, and their decisions are influenced by a variety of factors which are often unique to each customer. These customers have multiple choices in lighting designs and products, including incandescent and fluorescent technologies, and may be averse to adopting new technology or incurring the costs of utilizing new technologies. In addition, these alternative lighting products are manufactured by large, established companies with significantly greater resources than us for developing energy efficient lighting. As a result, even if potential customers choose to adopt new lighting technologies, our products still may not be utilized. Even if some customers utilize our products on a limited basis, there is no guarantee that they will expand their use of or continue to utilize our products.

        One of our significant markets is large-scale new construction, including retail and grocery stores. Effective lighting by these customers is a critical element in showcasing merchandise and promoting sales. As a result, these customers are reluctant to change current lighting products for fear of losing sales. In order to penetrate these markets, we must persuade this customer base that the adoption of our EFO systems will not negatively impact their business. This process is slow, time-consuming and expensive. If our EFO system is not adopted by this customer base, we may not generate sufficient revenue to offset the cost of bringing our EFO technology into these target markets.

        Finally, successful penetration in certain markets or geographic regions does not guarantee that we will be able to achieve successful penetration into the accent lighting market or that our acceptance will be geographically widespread.

Our daylight color spectrum lamp is untested by the retail market and may not be accepted without technological changes, if at all.

        Our EFO system offers a new full spectrum lamp that closely simulates daylight for use in retail stores. However, we have not tested this product in any retail stores. If our new daylight color spectrum lamp is not as effective as we anticipate or does not meet the specific needs of this target customer base, we may need to expend additional resources to make technological changes to the spectrum. If our new daylight color spectrum is not accepted or if we are unable to make the changes necessary for customer acceptance, this could negatively impact sales of our EFO system.

We plan on allocating a significant amount of resources to the research and development of our EFO lighting technology. If our EFO lighting system is not accepted in our target market, we may not recoup these expenses.

        We plan on devoting a substantial portion of our research and development resources to developing new products using our EFO lighting technology and marketing it in our target markets. Because our EFO lighting system is a relatively new product, we do not know if we will be successful in penetrating our target markets. As a result, we may not generate a sufficient amount of revenue from the sales of our EFO lighting systems to offset the costs necessary to bring our EFO lighting systems to market. Our gross margins and operating results will suffer if our EFO lighting systems are not accepted in our target markets.

Our fiber manufacturing is centralized in a single facility, which may affect our ability to sufficiently meet product demand in a cost effective or timely manner.

        We manufacture our large core fiber through a unique proprietary process and currently have one machine that manufactures this fiber, located at the facility we lease in Solon, Ohio. This large core fiber is used in a majority of our EFO systems. As a result, we are subject to manufacturing delays due to facility shutdown, power loss or labor difficulties. If our facility were to experience temporary shutdown, or be unable to function at predicted capacity, we may be unable to meet our demand in a cost efficient manner, if at all. Furthermore, our ability to modify our production output for custom orders is limited by our having one machine at a single facility. In addition, our alternative method is not cost effective. In addition, we recently entered into an agreement, effective on the closing of the sale of ADLT's shares pursuant to this offering, with an affiliate of ADLT to purchase a coating machine and the supply of certain coatings which will be operated and maintained by a third party. If this machine is not operated or maintained properly we may experience delays in our manufacturing process.

If electricity costs decline or regulatory requirements for energy efficient lighting are repealed, demand for our products may decline.

        The principal advantage of our EFO technology over competing lighting technologies is energy efficiency. Factors compelling our target customers to utilize more energy efficient lighting technologies include increasing energy costs and federal and state government regulations requiring lower wattage per square foot such as ASHRAE-IESNA Standard 90.1, which limits electricity consumption for lighting per square foot to 1.9 watts for both new construction and renovations requiring building permits for retail buildings in the United States. If the need for increasingly energy efficient lighting technologies by our target customer base declines, the attractiveness of our technology would also decline.

We depend on a limited number of suppliers from whom we do not have guarantees of adequate supplies, thus increasing the risk that loss of or problems with a single supplier could result in impaired margins, reduced production volumes, strained customer relations and loss of business.

        Mitsubishi is the sole supplier of our small diameter stranded fiber, which is used extensively in our fiber pool and spa lighting products, and to a lesser extent, in our EFO systems. We also rely on a sole source for some of our EFO lamps. The loss of one or both of these suppliers could result in delays in the shipment of products, additional expense associated with redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of business or could otherwise harm our results of operations.

We depend on ADLT for a number of components used in our products as well as future development of new components and rely on an affiliate of ADLT to operate and maintain our coating machine and provide certain related services.

        ADLT supplies us with certain lamps, including our EFO lamps, reflectors and coatings used in our products, including our EFO systems. ADLT came out of bankruptcy proceedings in December 2003, and while it has been financially viable since then, there can be no assurances that this will continue. In addition, ADLT can terminate for convenience its obligations to supply us with components and related services for the coating machine purchased from them upon nine months notice to us. As a result, we have identified alternative suppliers for these components, but there could be an interruption of supply and increased costs if a transition to a new supplier were required. We could lose current or prospective customers as a result of supply interruptions. Increased costs and delays would negatively impact our gross margins and results of operations.

        We recently signed a development agreement with ADLT pursuant to which, effective on the closing of the sale of ADLT's share pursuant to this offering, it agreed to provide us with certain consulting, research and development services, including the development of lamps to be used in our current and potential EFO system projects. Our ability to make timely research improvements or develop new products may be negatively effected if ADLT fails to meet specified milestones under our agreement. In addition, ADLT's obligations are subject to mutually agreed upon cost limitations, which may impair the level of service we receive. ADLT may also terminate these obligations for convenience upon ninety days notice to us.

We have experienced negative cash flow from operations and may continue to do so in the future. We may need to raise additional capital in the near future, but our ability to do so may be limited.

        While we have historically been able to fund cash needs from operations, bank lines of credit or from capital markets transactions, due to competitive, economic or other factors there can be no assurance that we will continue to be able to do so. If our capital resources are insufficient to satisfy our liquidity requirements and overall business objectives we may seek to sell additional equity securities or obtain debt financing. Adverse business conditions due to a weak economic environment or a weak market for our products have led to and may lead to continued negative cash flow from operations, which may require us to raise additional financing, including equity financing. Any equity financing may be dilutive to shareholders, and debt financing, if available, will increase expenses and may involve restrictive covenants. We may be required to raise additional capital at times and in amount which are uncertain, especially under the current capital market conditions. Under these circumstances, if we are unable to acquire additional capital or are required to raise it on terms that are less satisfactory than desired, it may harm our financial condition, which could require us to curtail our operations significantly, sell significant assets, seek arrangements with strategic partners or other parties that may require us to relinquish significant rights to products, technologies or markets, or explore other strategic alternatives including a merger or sale of our company.

We may be unable to attract and retain qualified accounting personnel and we may be unable to maintain adequate disclosure controls and procedures in the future.

        In connection with our relocation, we need to hire additional accounting personnel that can provide us with the depth of accounting experience necessary to maintain adequate disclosure controls and procedures. We may not be able to attract the necessary personnel in a timely fashion or with the requisite experience. As a result, we may not have the review and oversight capabilities necessary to maintain legally required disclosure controls and procedures.

We sell products into a marketplace where our competitors often have lower initial product pricing. If we are unable to provide customers with long term cost savings, we may not be able to successfully penetrate our target markets, which could harm our revenue and gross profits.

        Customers in our target markets currently use conventional lighting technologies, including incandescent, halogen and fluorescent lighting. The initial cost of using these traditional lighting technologies is relatively low. Historically, we have not been able to price our EFO lighting system to compete with these traditional lighting products. As a result, in order to gain market share, our EFO lighting system must provide our target customers with longer life cycles. This is achieved through reduced maintenance costs, reduced energy costs and providing customers with the desired lighting effect without resulting in damage to or loss of goods. If we are not able to persuade potential customers of the long-term cost savings in using our EFO lighting system, we may not be able to successfully compete in our target markets. Our financial results will suffer if we are not able to penetrate these target markets and gain market share. Additionally, MR-16 halogen lamp pricing is declining, and in order to remain competitive and broaden our market targets to include compact fluorescent lamps and other lamp types, we believe we must continue to reduce EFO costs and pricing.

We operate in markets that are intensely and increasingly competitive. To be successful, we must provide energy saving solutions that offer compelling competitive advantages over conventional lighting technologies.

        Competition is increasing in the commercial decorative and accent lighting and pool lighting markets. A number of companies offer directly competitive products, including color halogen lighting for swimming pools and incandescent and fluorescent lighting for commercial decorative and accent lighting. We also compete with LED products in water lighting and in neon and other lighted signs. In addition, many of our competitors in the pool and spa market bundle their lighting products with other pool and spa related products, which many customers find to be an attractive alternative. Our competitors include large and well-established companies such as General Electric, Sylvania, Philips, Schott, 3M, Bridgestone, Pentair, Mitsubishi and OSRAM/Siemens.

        Many of our competitors have substantially greater financial, technical and marketing resources than we do. We may not be able to adequately respond to technological developments or fluctuations in competitive pricing. We anticipate that any future growth in fiber optic lighting will be accompanied by continuing increases in competition, which could adversely affect our operating results if we cannot compete effectively. To stay competitive we must continue to allocate our resources to research and development, which could negatively impact our gross margins. If we are unable to provide more efficient lighting technology than our competitors, our operating results will be adversely affected.

We rely on intellectual property and other proprietary information that may not be protected and that may be expensive to protect.

        We currently hold 37 patents in the United States, and three corresponding patents in Japan and one corresponding patent in Australia. We also have 14 patents pending in the United States. There can be no assurance, however, that our issued patents are valid or that any patents applied for will be issued. We have a policy of seeking to protect our key intellectual property through, among other things, the prosecution of patents with respect to certain of our technologies. There are many issued patents and pending patent applications in the field of fiber optic technology, and some of our competitors hold and have applied for patents related to fiber optic and non-fiber optic lighting. We have in the past received communications from third parties asserting rights in our patents or that our technology infringes intellectual property rights held by such third parties. For example, we were recently involved in patent litigation with Pentair with respect to our FX Pool Light product. Litigation to determine the validity of any third-party claims or claims by us against such third party, whether or not determined in our favor, could result in significant expense and divert the efforts of our technical and management personnel, regardless of the outcome of such litigation. In addition, we do not know whether our competitors will in the future apply for and obtain patents that will prevent, limit or interfere with our ability to make, use, sell or import our products. Although we may seek to resolve any potential future claims or actions, we may not be able to do so on reasonable terms, or at all. If, following a successful third-party action for infringement, we cannot obtain a license or redesign our products, we may have to stop manufacturing and marketing our products, and our business would suffer as a result.

Sales of our EFO systems depend on acceptance by multiple decision makers, resulting in lengthy sales cycles.

        One of our significant markets is large-scale new construction and the length of our sales cycle in this market can be anywhere from nine months to as long as three years. Decisions about lighting products utilized in large-scale new construction are made at multiple levels by our current and potential customers, including merchandising and purchasing personnel, the chief financial officer and the chief executive officer. These decisions are influenced by a number of factors including cost, reliability of the product and reliability of its source. In addition, some of these customers function autonomously and decisions with respect to construction, including lighting, are made by each store, even if part of a large chain. As a result, with respect to such customers, we often must meet with all the decision makers at each store where we want to install our EFO systems. Furthermore, such decisions are made significantly in advance of the utilization of the actual product. As a result, if we are unable to access the multiple decision makers or convince them to adopt our products and utilize them on a widespread basis, we may be unable to successfully penetrate these markets. We may also be required to invest significant time and resources into marketing to these customers before we are able to determine if we will be able to sell such customers our products.

We depend on key employees in a competitive market for skilled personnel, and the loss of the services of any of our key employees could materially affect our business.

        Our future success will depend to a large extent on the continued contributions of certain employees, such as our current chief executive officer, chief financial officer and chief technical officer. These and other key employees would be difficult to replace. Our future success will also depend on our ability to attract and retain qualified technical, sales, marketing and management personnel, for whom competition is intense. The loss of or failure to attract, hire and retain any such persons could delay product development cycles, disrupt our operations or otherwise harm our business or results of operations. In addition, we plan to build a new internal sales force, which may not generate the anticipated net sales and may incur unanticipated expenses.

We are becoming increasingly dependent on foreign sources of supply for many of our components and in some cases complete assemblies, which due to distance or political events, may result in untimely deliveries.

        In order to control costs, we are continually seeking offshore supply of components and assemblies. We currently import supplies from, or have products assembled in, Mexico, India, China, Taiwan, Japan and some European countries. This results in longer lead times for deliveries, which can mean less responsiveness to sudden changes in market demand for the products involved. Some of the countries where components are sourced may be less stable politically than the United States or may be subject to natural disasters or diseases, and this could lead to an interruption in the delivery of key components. Delays in the delivery of key components could result in delays in product shipments, additional expenses associated with locating alternative component sources or redesigning products, impaired margins, reduced production volumes, strained customer relations and loss of customers, any of which could harm our results of operations. Furthermore, we bear the risk of theft or damage to our products with certain of our offshore partners, particularly with regard to our assembly facilities in Mexico.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our common stock.

        Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. For example, in connection with the audit of our consolidated financial statements for 2004, our independent registered public accounting firm informed us that it believed that inadequate segregation of duties in our financial reporting process and our information technology governance controls, and a number of adjustments to financial statements during the course of the audit process, constituted significant deficiencies that aggregated to form a material weakness in our internal controls. In addition, Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal controls over financial reporting and have our independent registered public accounting firm annually attest to our evaluation, as well as issue their own opinion on our internal control over financial reporting, which will be required for the first time in connection with our Annual Report on Form 10-K for the fiscal year ending December 31, 2006. We are preparing for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls and complying with Section 404 is expensive and time consuming, and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market's confidence in our financial statements and harm our stock price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from The Nasdaq National Market and the inability of registered broker-dealers to make a market in our common stock, which would further reduce our stock price. Estimates of our costs, independent of additional audit fees, required to comply with Section 404 are in the range of $500,000 or higher. While we expect these costs to increase our operating expenses significantly, we cannot predict or estimate the amount of future additional costs we may incur or the timing of such costs.

Our components are difficult to manufacture and procure in large quantities and supply may be limited in the short term.

        EFO system includes components that are difficult to manufacture and procure in large quantities in the short term. These components include lamps and optical and electronic components. Furthermore, if these components are in limited supply, our suppliers may allocate their supply to larger customers. If an increase in demand outpaces the projected expansion of our manufacturing capabilities, or if larger quantities are needed in a shorter time frame than anticipated, we may not be able to meet customers' requirements and our ability to market our EFO system may be adversely affected. Our inability to meet customers' requirements may also negatively affect our ability to gain market share and acceptance among lighting designers and other repeat customers of lighting products.

We have historically relied on government funding for our research and development.

        Historically, approximately 63% of our EFO research and development efforts have been supported directly by government funding. In 2004, for example, approximately 79% of our EFO research and development funding came from DARPA and all our current funding from DARPA is set to expire in February 2006 without any guarantee of renewal or replenishment. If government funding were to be reduced or eliminated, there is no guarantee we would be able to continue to fund our research and development efforts in EFO technology and products at their current levels, if at all. If we are unable to support our EFO research and development efforts, there is no guarantee we would be able to develop enhancements to our current products or develop new products.

We may encounter difficulties as a result of the restructuring of our business and the relocation of our headquarters from California to Ohio, including higher than anticipated costs and the diversion of management's attention.

        In June 2005, we announced a reorganization and restructuring of Fiberstars and our plan to relocate our headquarters to our facility in Solon, Ohio. We may incur higher than anticipated costs or delays in closing our Fremont, California facility and moving our equipment and other property to Solon, Ohio. This restructuring will result in the diversion of the efforts of our senior management and other key employees from our business operations. Our operating and financial results could be adversely affected by the risks associated with this relocation, including unanticipated delays, ineffective transition of responsibilities or products, the inability to retain certain key employees and inadequate hiring and training of new personnel. In addition, our manufacturing downtime could be longer than anticipated and our inventory may be insufficient to meet the needs of our customers. The relocation could negatively affect our relationship with our customers, suppliers and distributors, which could result in a loss of revenue. In addition, our anticipated cost savings related to the restructuring and relocation may be unattainable or delayed.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices.

        We prepare our financial statements to conform with generally accepted accounting principles, or GAAP, in the United States. These accounting principles are subject to interpretation by the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies can have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. The Financial Accounting Standards Board and other agencies have finalized changes to GAAP that will require us, starting in our first quarter of 2006, to record a charge to earnings for employee stock option grants and other equity incentives. We may have significant and ongoing accounting charges resulting from option grant and other equity incentive expensing that could reduce our overall net income. In addition, because we historically have used equity-related compensation as a component of our total employee compensation program, the accounting change could make the use of equity-related compensation less attractive to us and therefore make it more difficult to attract and retain employees.

We currently rely on lighting representatives for a significant portion of our decorative and special effects lighting systems sales and terms and conditions of sales are subject to change with very little notice.

        Most of our decorative and special effects lighting systems are sold through lighting representatives, and we do not have long-term contracts with our distributors. If these distributors significantly change their terms with us or change their historical pattern of ordering products from us, there could be a significant adverse impact on our net sales and operating results.

Recent changes to our senior management could negatively effect our operations and relationships with customers, suppliers and employees.

        In connection with the restructuring and reorganization, we also made changes to our senior management, including the appointment of a new chief executive officer and chief technology officer. In additions, we plan to hire a new chief operating officer. These changes could negatively affect our operations and our relationships with our suppliers, customers, employees, distributors and strategic partners. In addition, our senior management has limited experience as officers of a publicly traded company. If the integration of new members to our senior management team does not go as smoothly as anticipated, it could negatively affect our ability to execute our business plan.

Our sales are dependent upon new construction levels and are subject to seasonal and general economic trends.

        Construction levels are affected by general economic conditions, real estate market, interest rates and the weather. Sales of commercial lighting products depend significantly upon the level of new building construction and renovation. Sales of our pool and spa lighting products, which currently are available only with newly constructed pools and spas, depend substantially upon the level of new construction of pools. Because of the seasonality of construction, our sales of swimming pool and commercial lighting products, and thus our overall revenues and income, have tended to be significantly lower in the first and the third quarters of each year. Various economic and other trends may alter these seasonal trends from year to year, and we cannot predict the extent to which these seasonal trends will continue.

If we are not able to timely and successfully develop, manufacture, market and sell our new products, our operating results will decline.

        We expect to introduce new products each year in the pool and spa lighting market and the commercial lighting market. We depend on various components and raw materials for use in the manufacturing of our products from sole and foreign suppliers. We may not be able to successfully manage price fluctuations due to market demand or shortages. Significant increases in the costs, or sustained interruptions in our receipt of adequate amounts, of necessary components and raw materials could harm our margins, result in manufacturing halts, harm our reputation and relationship with our customers and negatively impact our results of operations. In addition, we could have difficulties manufacturing these new products as a result of our inexperience with them or the costs could be higher than expected and delivery of these products may cause us to incur additional unexpected research and development expenses. Furthermore, in order to competitively price our products and achieve broader market acceptance, we may need to redesign our manufacturing process to produce our products in higher volume and at a reduced cost. Furthermore, any delays in the introduction of these new products could result in lost sales, loss of customer confidence and loss of market share. Also, it is difficult to predict whether the market will accept these new products. If any of these new products fails to meet expectations, our operating results will be adversely affected.

We rely on the largest pool distributor in the United States for a significant portion of our pool and spa lighting products sales.

        We sell a significant portion of our pool and spa lighting products through SCP Pool Corporation, or SCP. SCP accounted for approximately 9%, 11% and 10% of our net sales in 2002, 2003 and 2004, respectively, and 14% of our sales in the first six months of 2005. If SCP ceases to purchase or substantially decreases its volume of purchases, this could significantly reduce the availability of our products to end users, which could negatively impact our net sales and operating results. Furthermore, because SCP is the largest distributor in the United States, we may not be able to increase sales to our other distributors sufficiently to offset the loss resulting from SCP's reduction or cessation in sales.

The loss of a key sales representative could have a negative impact on our net sales and operating results.

        We rely on key sales representatives and outside sales agents for a significant portion of our sales. These sales representatives and outside sales agents have unique relationships with our customers and would be difficult to replace. The loss of a key sales representative or outside sales agent could interfere with our ability to maintain customer relationships and result in declines in our net sales and operating results. In addition, these sales representatives and sales agents carry multiple products lines, including those of our competitors. Generally, a sales representative or sales agent will primarily sell products from one well-established company and supplement these sales with products from smaller companies, such as Fiberstars. As a result, if we lost a key sales representative or sales agent, we may have difficulty replacing the sales representative or sales agent, if at all, which could negatively impact our net sales.

We use plants in Mexico and India to manufacture and assemble many of our pool and spa products. The supply of these finished goods may be impacted by local political or social conditions as well as the financial strength of the companies with which we do business.

        As we attempt to reduce manufacturing expenses, we are becoming increasingly dependent upon offshore companies for the manufacturing and final assembly of many of our pool and spa products. To do so, we must advance certain raw materials, inventory and production costs to these off-shore manufacturers. The supply of finished goods from these companies, and the raw materials, inventory and funds that we advance to them may be at risk depending upon the varying degrees of stability of the local political, economic and social environments in which they operate, and the financial strength of the manufacturing companies themselves.

Because we depend on a limited number of significant customers for our net sales, the loss of a significant customer, reduction in order size or the effects of volume discounts granted to significant customers from time to time could harm our operating results.

        Our business is currently dependent on a limited number of significant customers, and we anticipate that we will continue to rely on a limited number of customers. For example, in 2004, SCP, our largest pool and spa customer, accounted for approximately 10% of our net sales. We expect these customers to continue to represent a significant portion of our net sales in the future. The loss of any of these significant customers would harm our net sales and operating results. Customer purchase deferrals, cancellations, reduced order volumes or non-renewals from any particular customer could cause our quarterly operating results to fluctuate or decline and harm our business. In addition, volume discounts granted to significant customers from time to time could lead to reduced profit margins, and negatively impact our operating results.

Our components and products could have defects or design or compatibility issues, any of which could be costly to correct and could result in the rejection of our products and damage to our reputation, as well as lost sales, diverted development resources and increased warranty reserves and manufacturing costs.

        In the past, we have experienced design defects and product failure. For example, in our EFO systems, we experienced defects related to the power supply and the illuminator. In our pool and spa products, we experienced defects with our circuit sequencing color wheel. We cannot guarantee that we will not experience defects or compatibility issues in components or products in the future. Errors or defects in our products may arise in the future, and, if significant or perceived to be significant, could result in rejection of our products, product returns or recalls, damage to our reputation, lost revenue, diverted development resources and increased customer service and support costs and warranty claims. Errors or defects in our products could also result in product liability claims. We estimate warranty and other returns and accrue reserves for such costs at the time of sale. Any estimates, reserves or accruals may be insufficient to cover sharp increases in product returns, and such returns may harm our operating results. In addition, customers may require design changes in our products in order to suit their needs. Losses, delays or damage to our reputation due to design or defect issues would likely harm our business, financial condition and results of operations.

If we are unable to predict market demand for our products and focus our inventories and development efforts to meet market demand, we could lose sales opportunities and experience a decline in sales.

        In order to arrange for the manufacture of sufficient quantities of products and avoid excess inventory we need to accurately predict market demand for each of our products. Significant unanticipated fluctuations in demand could cause problems in our operations. We may not be able to accurately predict market demand in order to properly allocate our manufacturing and distribution resources among our products, especially with respect to the manufacturing of our large core fiber, as we use one machine to manufacture this fiber. As a result, we may experience declines in sales and lose, or fail to gain, market share. Conversely, if we overbuild inventories we run the risk of having inventory write-offs due to obsolescence.

We depend on collaboration with third parties, who are not subject to material contractual commitments, to augment our research and development efforts.

        Our research and development efforts include collaboration with third parties. Many of these third parties are not bound by any material contractual commitment leaving them free to end their collaborative efforts at will. Loss of these collaborative efforts could adversely affect our research and development efforts and could have a negative effect on our competitive position in the market. In addition, arrangements for joint development efforts may require us to make royalty payments on sales of resultant products or enter into licensing agreements for the technology developed, which could increase our costs and negatively impact our results of operations.

The demand for new construction is affected by general economic conditions.

        The United States and international economies are cyclical and therefore difficult to predict. A sustained economic recovery is uncertain. In particular, recent increases in the cost of oil, increases in energy costs, terrorist acts and similar events, continued turmoil in the Middle East or war in general could contribute to a slowdown of the market demand for products that require significant initial capital expenditures, including new residential and commercial buildings. In addition, increases in interest rates may increase financing costs to customers, which in turn may decrease building rates and associated demand for our products. If the economic recovery slows down as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for our products, which may harm our operating results.

The impact of Hurricane Katrina and other recent hurricanes could have a significant negative effect on our business, financial condition and results of operations.

        In late August 2005, Hurricane Katrina struck the coast of a number of states on the Gulf of Mexico, including Louisiana, Mississippi and Alabama. The hurricane destroyed thousands of business structures and homes. It is not possible at this time to determine either the effects

Hurricane Katrina will have on the general economy and our business. We have, however, experienced delays in orders for our EFO system in Houston and Florida. We are unable to predict whether these delays will continue or what additional effects the recent hurricanes will have on our business. Damages and higher prices caused by Hurricane Katrina could have an adverse effect on the financial condition of our current and potential customers located in the Gulf Coast region and elsewhere in the United States, which could result in lower or delayed sales. It is also possible that we could experience greater costs related to disruptions to the supply chain which would negatively impact our results of operations.

We are subject to global economic or political conditions, which may disrupt the general economy, reducing demand for our products.

        We have significant international activities and customers, and plan to continue these efforts, which subject us to additional business risks, including logistical complexity, political instability and the general economic conditions in those markets. Sales outside the United States accounted for approximately 26% of our net sales in 2002, 30% of our net sales in 2003, 33% of our net sales in 2004 and 26% of our net sales in the six months ended June 30, 2005. Because the market for our products tends to be highly dependent upon general economic conditions, a decline in general economic conditions would likely harm our operating results.

        Risks we face in conducting business internationally include:

  •
  multiple, conflicting and changing laws and regulations, export and import restrictions, employment laws, regulatory requirements and other government approvals, permits and licenses;

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  difficulties and costs in staffing and managing foreign operations such as our offices in Germany and the United Kingdom;

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  difficulties and costs in recruiting and retaining individuals skilled in international business operations;

  •
  increased costs associated with maintaining international marketing efforts;

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  potentially adverse tax consequences;

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  political and economic instability, including wars, acts of terrorism, political unrest, boycotts, curtailments of trade and other business restrictions; and

  •
  currency fluctuations.

        In addition, in the Asia/Pacific region generally, we face risks associated with a recurrence of SARS, tensions between countries in that region, such as political tensions between China and Taiwan, the ongoing discussions with North Korea regarding its nuclear weapons program, potentially reduced protection for intellectual property rights, government-fixed foreign exchange rates, relatively uncertain legal products and developing telecommunications infrastructures. In addition, some countries in this region, such as China, have adopted laws, regulations and policies which impose additional restrictions on the ability of foreign companies to conduct business in that country or otherwise place them at a competitive disadvantage in relation to domestic companies.

Risks Related to this Offering and Our Common Stock

Our stock price has been and will likely continue to be volatile and you may be unable to resell your shares at or above the price you paid.

        Our stock price has been and is likely to be highly volatile, particularly due to our relatively limited trading volume. Our stock price could fluctuate significantly due to a number of factors, including:

  •
  variations in our anticipated or actual operating results;

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  sales of substantial amounts of our stock;

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  dilution as a result of additional equity financing by us;

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  announcements about us or about our competitors, including technological innovation, new products or services, significant contracts, acquisitions, financings, commercial relationships, joint ventures or capital commitments;

  •
  developments concerning proprietary rights, including patents, by us or a competitor;

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  conditions in the fiber optic lighting industry;

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  governmental regulation and legislation;

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  lawsuits initiated against us or lawsuits initiated by us;

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  changes in the market valuations of similar companies;

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  changes in our industry and the overall economic environment; and

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  changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

        Many of these factors are beyond our control.

        In addition, the stock markets in general, and the Nasdaq National Market and the market for fiber optic lighting and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may adversely affect the market price of our common stock, regardless of our actual operating performance.

        In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources. Additionally, there can be no assurances that an active trading market for our common stock will be sustained.

As a new investor, you will immediately experience substantial dilution in net tangible book value.

        Because the public offering price is substantially higher than the pro forma book value per share of our common stock, investors purchasing common stock in this offering will suffer immediate dilution of $5.41 in net tangible book value per share based on an estimated public offering price of $9.58 per share. The exercise of outstanding stock options and warrants may result in further dilution.

Our management will have broad discretion in using the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

        We intend to use the net proceeds from this offering primarily working capital and for general corporate purposes, including research and development and the establishment of our EFO lighting training centers. We may also use a portion of the net proceeds to acquire or invest in businesses, products and technologies that we believe will complement our business. However, depending on future developments and circumstances, we may use some of the proceeds for other purposes. We do not have more specific plans for the net proceeds from this offering. Therefore, our management will have broad discretion in applying the net proceeds of this offering. The net proceeds could be applied in ways that do not improve our operating results. The actual amounts and timing of these expenditures will vary significantly depending on a number of factors, including the amount of cash used in or generated by our operations and the market acceptance of our EFO technology.

Our directors, executive officers and principal shareholders own a substantial portion of our common stock and this concentration of ownership may allow them to elect most of our directors and could delay or prevent a change in control of Fiberstars.

        Our directors, executive officers and shareholders who currently own over 5% of our common stock collectively beneficially own approximately 36.6% of our outstanding common stock as of September 30, 2005. These shareholders, if they vote together, will be able to significantly influence all matters requiring shareholder approval. For example, they may be able to elect most of our directors, delay or prevent a transaction in which shareholders might receive a premium over the market price for their shares or prevent changes in control or management.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

        We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will also depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock. Furthermore, we may in the future become subject to contractual restrictions on, or prohibitions against, the payment of dividends.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, statements regarding:

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  us being the only energy efficient fiber optic lighting system available today;

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  EFO systems becoming a leading technology in accent lighting and numerous niche lighting markets;

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  growth of market for electric lamps, lighting fixtures and ballasts;

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  our strategy to become leading provider of energy efficient lighting system;

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  our efforts to further commercialize our EFO systems;

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  efficiency of our large core fiber;

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  our competitive position;

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  future operating results, net sales growth, expected operating expenses and capital expenditures and gross product margin improvement;

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  sources of revenues;

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  anticipated credits from government contracts;

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  product development and enhancements;

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  timing of product shipment;

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  liquidity and cash reserves;

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  expected net sales for the third quarter of 2005;

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  use of proceeds;

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  payment of dividends;

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  our reliance upon a limited number of customers;

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  our accounting policies and the effect of recent accounting announcements;

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  the development and marketing of new products, including pool and spa products;

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  relationships with customers and distributors;

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  relationships with, dependence upon and the ability to obtain components from suppliers, as well as our remarks concerning our ability to compete in the fiber optic lighting market;

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  the evolution and future size of the fiber optic lighting market;

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  seasonal fluctuations;

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  plans for and expected benefits of outsourcing and offshore manufacturing;

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  the benefits and performance of our EFO lighting systems and our other lighting products;

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  the adequacy of our current and future facilities;

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  our strategy with regard to protecting our proprietary technology and related litigation;

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  our relocation and restructuring;

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  our ability to retain qualified employees;

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  our plans to increase our infrastructure; and

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  our plans to develop and enhance our internal controls, policies, procedures and products and to correct internal control deficiencies and the cost of complying with Sarbannes-Oxley.

        Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to the risks set forth above under the caption "Risk Factors" and from time to time in the periodic reports we file with the Securities and Exchange Commission.

        Except for our obligations under the federal securities laws, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

        This prospectus contains statistical data that we obtained from industry publications and reports generated by the Department of Energy and the Freedonia Group. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe that the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

        The net proceeds to us from the sale of the 2,500,000 shares of common stock being offered by us are estimated to be approximately $21.6 million after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters fully exercise the over-allotment option, the net proceeds to us are estimated to be approximately $25.9 million. We will not receive any of the proceeds from the sale of shares offered by the selling shareholders.

        We expect to use the net proceeds of this offering for working capital and general corporate purposes, including research and development and the establishment of our EFO lighting training centers. In addition we may use a portion of these net proceeds in acquisitions of complementary businesses, products or technologies. We currently have no agreements or commitments with respect to any such acquisition or investment, and we are not involved in any negotiations with respect to any such transactions. Pending these uses, we will invest the net proceeds of the offering in investment-grade, interest-bearing marketable securities.

PRICE RANGE OF COMMON STOCK

        Our common stock has been traded publicly on the Nasdaq National Market under the symbol "FBST." The following table sets forth, for our common stock for the periods indicated, the high and low sale price as reported on the Nasdaq National Market.

Period	Price (low)	Price (high)
2003
First Quarter	$2.66	$4.40
Second Quarter	2.85	4.00
Third Quarter	3.13	4.20
Fourth Quarter	3.71	8.25
2004
First Quarter	6.15	10.75
Second Quarter	7.01	10.95
Third Quarter	6.70	10.50
Fourth Quarter	6.40	10.49
2005
First Quarter	7.28	10.12
Second Quarter	8.28	12.50
Third Quarter	9.75	15.50
Fourth Quarter (through October 14)	8.68	10.80

        On October 14, 2005, the last day prior to the date of this prospectus for which information was practicably available, the closing price for our common stock was $9.58 per share. As of September 1, 2005, our common stock was held by approximately 135 shareholders of record.

DIVIDEND POLICY

        We have not declared or paid any cash dividends on our capital stock since our inception and do not expect to do so in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained by us to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of our board of directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as our board of directors deems relevant.

CAPITALIZATION

        The following table presents our capitalization at June 30, 2005, on (a) an actual basis and (b) an as adjusted basis to reflect the sale by us of 2,500,000 shares of common stock at an assumed public offering price of $9.58 per share in this offering, less the estimated underwriting discounts and commissions and estimated offering expenses.

	As of June 30, 2005
	Actual	As Adjusted
	(Unaudited)
	(in thousands)
Cash and cash equivalents	$3,349	$24,906

Short-term bank borrowings	194	194
Long-term bank borrowings	408	408
Shareholders' equity:
Preferred stock: $0.0001 par value, 2,000,000 shares authorized; no shares issued and outstanding	–	–
Common stock: $0.0001 par value; 30,000,000 shares authorized; 7,626,841 shares issued and outstanding, actual; 10,126,841 shares issued and outstanding, as adjusted	1	1
Additional paid-in capital	29,028	50,585
Unearned stock based compensation	(407)	(407)
Accumulated other comprehensive income	358	358
Accumulated deficit	(8,303)	(8,303)

Total shareholders' equity	20,677	42,234

Total capitalization	$21,085	$42,642

        The above table assumes no exercise of the underwriters' over-allotment option and excludes as of June 30, 2005:

  •
  1,242,214 shares of common stock issuable upon exercise of outstanding stock options under our equity incentive plans at a weighted average exercise price of $6.38 per share;

  •
  49,648 shares of common stock reserved and available for future issuance under our equity incentive plans;

  •
  11,696 shares of common stock reserved and available for future issuance under our employee stock purchase plan; and

  •
  893,668 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.06 per share.

        New investors will be further diluted if any shares of our common stock are issued upon exercise of currently outstanding options or warrants, or other rights are granted in the future or are reserved for future issuances under our stock plans.

        You should read the capitalization information above together with the sections of this prospectus entitled "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes incorporated by reference in this prospectus.

DILUTION

        Our net tangible book value as of June 30, 2005 was approximately $20.7 million, or $2.71 per share. After giving effect to the offering, our net tangible book value as of June 30, 2005 would be approximately $42.2 million, or approximately $4.17 per share. Net tangible book value per share is determined by dividing our tangible net worth, which is total tangible assets less total liabilities, by the number of shares of our common stock outstanding immediately before this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and as adjusted net tangible book value per share of our common stock immediately afterwards. After giving effect to the receipt of the proceeds to us from this offering, based on an assumed public offering price of $9.58 per share, and after deducting estimated underwriting discounts and commissions and estimated offering expenses paid by us, our as adjusted net tangible book value at June 30, 2005 would have been approximately $42.2 million, or $4.17 per share. This represents an immediate increase in net tangible book value of $1.46 per share to existing shareholders and an immediate dilution in net tangible book value of $5.41 per share to new investors purchasing shares of our common stock in this offering.

        The following table illustrates the per share dilution to the new investors:

Assumed public offering price per share		$9.58
Net tangible book value per share as of June 30, 2005	$2.71
Increase attributed to this offering	1.46

Net tangible book value per share after offering		4.17

Dilution per share to new investors		$5.41

        The following table summarizes, on an as adjusted basis as of June 30, 2005, the differences between the existing shareholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing shareholders and by the new investors in this offering, based upon an assumed public offering price of $9.58 per share before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration
					Average Price Per Share
	Number	Percent	Amount	Percent
Existing shareholders	7,626,841	75.3%	$29,029,830	54.8%	$3.81
New investors	2,500,000	24.7%	$23,950,000	45.2%	$9.58

Total	10,126,841	100.0%	$52,979,830	100.0%	$5.23

        If the underwriters exercise their over-allotment option in full, our existing shareholders would own 71.9% and our new investors would own 28.1% of the total number of shares of our common stock outstanding after this offering.

        Sales by the selling shareholders in this offering will cause the number of shares held by existing shareholders to be reduced to 6,920,196, or 68.3% of the total number of shares of our common stock outstanding after this offering, and will increase the number of shares held by new investors to 3,206,645, or 31.7% of the total number of shares of our common stock outstanding after this offering. If the underwriters' over-allotment option is exercised in full, the number of shares held by new investors would increase to 3,687,642, or 34.8% of the total number of shares of our common stock outstanding after this offering.

        The discussion and tables above assume that no exercise of options outstanding under our equity incentive plans and no issuance of shares reserved for future issuance under our equity plans. As of June 30, 2005, there were options to purchase 1,242,214 shares of our common stock outstanding at a weighted average exercise price of $6.38 per share and warrant to purchase 893,668 shares of our common stock at a weighted average exercise price of $2.06 per share. We have 61,344 shares reserved for issuance under our equity plans. There will be further dilution to new investors to the extent that any options or warrants to purchase our common stock are granted or exercised.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated statements of operations data for the years ended December 31, 2002, 2003 and 2004 and the selected consolidated balance sheet data as of December 31, 2003 and 2004 have been derived from our audited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated statements of operations data for the years ended December 31, 2000 and 2001 and the selected consolidated balance sheet data as of December 31, 2000, 2001 and 2002 have been derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated statements of operations data for the six months ended June 30, 2004 and 2005 and the selected consolidated balance sheet data as of June 30, 2004 and 2005 are derived from our unaudited consolidated financial statements incorporated by reference in this prospectus. The selected consolidated financial data should be read together with the information appearing under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes included in our annual report on our Form 10-K for the year ended December 31, 2004 and our quarterly report on Form 10-Q for the quarter ended June 30, 2005, which are incorporated by reference in this prospectus.

	Years Ended December 31,					Six Months Ended June 30,
	2000	2001	2002	2003	2004	2004	2005
	(in thousands, except per share data)					(Unaudited)
Consolidated Statements of Operations Data:
Net sales	$36,921	$29,053	$30,960	$27,238	$29,731	$14,558	$14,465
Cost of sales	21,902	17,606	19,486	16,897	18,220	8,890	9,000

Gross profit	15,019	11,447	11,474	10,341	11,511	5,668	5,465
As a percent of net sales	40.7%	39.4%	37.1%	38.0%	38.7%	38.9%	37.8%
Operating Expenses:
Research and development	1,673	2,764	2,290	1,279	1,188	487	877
Sales and marketing	9,038	8,371	7,907	7,188	8,595	4,187	4,708
General and administrative	4,023	3,627	2,709	2,435	2,459	1,268	1,558
Restructuring	–	–	–	–	–	–	197
Write-off in-process technology acquired	938	–	–	–	–	–	–

Total operating expenses	15,672	14,762	12,906	10,902	12,242	5,942	7,340
Net loss before income taxes	(711)	(3,381)	(1,441)	(594)	(762)	(296)	(1,840)

Net loss	(454)	(2,128)	(3,519)	(608)	(704)	(303)	(1,813)

Net loss per share — basic and diluted	$(0.10)	$(0.45)	$(0.70)	$(0.10)	$(0.10)	$(0.04)	$(0.24)

Shares used in per share calculation—basic and diluted	4,572	4,756	5,028	5,993	7,269	7,135	7,783

Consolidated Balance Sheet Data:
Total assets	$24,619	$21,434	$20,101	$24,119	$27,018	$24,968	$24,970
Cash, cash equivalents and short-term investments	1,230	584	231	4,254	3,609	2,957	3,349
Working capital	10,602	8,498	7,417	12,449	14,541	13,333	14,243
Short-term borrowings	8	101	593	30	38	213	194
Long-term borrowings	482	419	449	521	484	450	408
Shareholders' equity	18,560	16,431	14,240	18,950	21,202	19,916	20,677
Common shares outstanding	4,288	4,329	4,667	6,317	7,351	7,062	7,627

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion of our financial condition and results of operations should be read together with the consolidated financial statements and the related notes incorporated by reference in this prospectus or referred to herein. This discussion contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results discussed in the forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below as well as those discussed under "Risk Factors," "Special Note Regarding Forward-Looking Statements" and elsewhere in this prospectus. We disclaim any obligation to update information contained in any forward-looking statement.

Overview

        Fiberstars designs, develops, manufactures and markets fiber optic lighting systems for wide-ranging uses in both the general commercial and the pool and spa lighting markets. Our EFO system introduced in 2004, offers greater energy savings, heat dissipation and maintenance cost benefits over conventional lighting for multiple applications. Accordingly, we believe our EFO system will become a leading technology in accent lighting and numerous niche lighting markets.

Net Sales

        In 2002, 2003, 2004 and the six months ended June 30, 2005, products generated net sales of $31.0 million, $27.2 million, $29.7 million and $14.5 million. Of these net sales, in 2002, 2003, 2004 and the six months ended June 30, 2005, sales of our EFO systems generated net sales of $0, $172,000, $582,000 and $767,000, respectively, and sales of our traditional commercial lighting systems generated net sales of $13.0 million, $12.4 million, $12.8 million and $6.3 million, respectively. In addition, in 2002, 2003, 2004 and the six months ended June 30, 2005, we generated net sales of $17.9 million, $14.9 million, $16.9 million and $8.1 million from sales of our pool and spa lighting products.

        We sell our general commercial lighting systems through direct sales personnel and independent lighting representatives. Specifically, we target large accounts and regional lighting representatives who in turn target specific lighting projects in local markets. We also intend to work with architects, lighting designers, contractors, utilities and other entities that recommend or install lighting systems to build awareness for our EFO systems. For example, we have an agreement with Gensler, an architecture, design and planning firm, under which Gensler assists us in designing our EFO systems in the markets in which they do business. We sell our traditional commercial lighting products through our national account sales personnel as well as independent lighting representatives. We also sell both our EFO and traditional commercial lighting products in Europe, Russia and the Middle East through our two subsidiaries who manage our sales operations in those regions. For our pool and spa lighting products, we utilize regional sales representatives that specialize in selling swimming pool systems to pool builders and pool product distributors.

        Our target markets and end customers for our commercial lighting products include national supermarket chains, specialty retail stores, restaurants and hotels and other commercial entities seeking down lighting and accent lighting solutions. The target customers for our pool and spa lighting markets are pool builders and pool product distributors who in turn sell our products into the residential market.

        We sell the majority of our commercial lighting systems and pool lighting products in the United States, Canada and Australia. Sales in the United States accounted for approximately 74% of our net sales in 2002, 70% in 2003, 67% in 2004 and 74% in the six months ended June 30, 2005.

Cost of Sales

        Cost of sales consists primarily of costs associated with the manufacture of our products, including personnel and occupancy costs associated with manufacturing support and quality assurance.

Research and Development

        Research and development expense consists primarily of salaries, bonuses and benefits for engineering personnel, depreciation of equipment, costs of third party subcontractors and consultants and costs associated with various projects, including testing, developing prototypes and URL related expenses. Funds received under government contracts are recorded as a credit to research and development expense.

Sales and Marketing

        Sales and marketing expense consists primarily of salaries, bonuses, benefits and related costs for sales and marketing personnel, sales commissions, and costs associated with trade shows, literature and participation at industry conferences.

General and Administrative

        General and administrative expense consists primarily of salaries, bonuses, insurance, bank charges, benefits and related costs for finance and administrative personnel and for outside service expenses, including legal, accounting and investor relations.

Recent Developments

        In June 2005, we announced a reorganization and restructuring of Fiberstars in order to reduce our overall expenses and to increase our focus on our EFO business. This reorganization includes our plan to close our Fremont, California headquarters, retaining a pool sales and marketing office in California and consolidate most of our operations in Solon, Ohio, where we have a manufacturing facility and a local sales office. In addition, in September 2005, we entered into a master services agreement and related ancillary agreements with ADLT, which agreements are effective on the closing of the sale of ADLT's shares pursuant to this offering. These agreements include the provision of research and development services by ADLT to us and by us to ADLT, our purchase of manufacturing equipment from ADLT and the supply of support and manufacturing services by ADLT related to the purchased equipment, the sale and purchase of our products by ADLT and of ADLT's products by us and a mutual grant of current and future intellectual property rights and licenses between us and ADLT for specified fields of use.

Seasonality

        Sales of our products follow a seasonal pattern which typically results in higher sales in the second and fourth quarters as pool distributors stock shelves for the spring and summer seasons. First quarter sales for our products tend be lower in any given year. Consistent with industry practice, we provide extended terms to distributors for shipments in the fourth quarter of a given year whereby they receive products in November and December for which they pay in equal installments from April through June of the following year.

Critical Accounting Policies and Estimates

        The preparation of financial statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingencies and the reported amounts of revenue and expenses in the financial statements. Material differences may result in the amount and timing of revenue and expenses if different judgments or different estimates were utilized. Critical accounting policies, judgments and estimates which we believe have the most significant impact on our financial statements are set forth below:

  •
  Revenue recognition;

  •
  Allowances for doubtful accounts, returns and discounts;

  •
  Valuation of inventories; and

  •
  Accounting for income taxes.

Revenue Recognition

        We recognize revenue when: (1) we have received a purchase order from the customer or completed a sales agreement with the customer; (2) shipment of the product has occurred or services have been provided; and (3) the sales price is fixed or determinable and collectibility is reasonably assured. Revenue from product sales is generally recognized upon shipment, and allowances are provided for estimated returns, discounts, incentives and warranties. Such allowances are adjusted periodically to reflect actual and anticipated returns, discounts, incentives and warranty expenses. Revenue on sales that include services such as design, integration and installation is generally recognized using the percentage-of-completion method. Under the percentage-of-completion method, revenue recognized reflects the portion of the anticipated contract revenue that has been earned, equal to the ratio of labor costs expended to date to anticipated final labor costs, based on current estimates of labor costs to complete the project. Our products are generally subject to warranties, and we provide for the estimated future costs of repair, replacement or customer accommodation in costs of sales.

        We recognize shipments to pool lighting distributors as revenue upon shipment. Estimated sales returns are recorded upon recognition of revenue from distributors having rights of return, including exchange rights for unsold products. Historically, returns have been minimal. Shipments made to commercial lighting representatives and distributors are also recognized as revenue upon shipment because in these instances the representative or distributor is acting as a pass-through agent to a specific lighting project for which we have an existing contract or purchase order.

        Revenue recognition in each period is dependent on our application of these accounting policies. Our application of percentage-of-completion accounting is subject to our estimates of labor costs to complete each project. In the event that actual results differ from these estimates or we adjust these estimates in future periods, our operating results for a particular period could be materially affected.

Allowances for Doubtful Accounts, Returns and Discounts

        We establish allowances for doubtful accounts, returns and discounts for specifically identified doubtful accounts, returns and discounts based on credit profiles of our customers, current economic trends, contractual terms and conditions and historical payment, return and discount experience. The allowance for doubtful accounts, returns and discounts was $1.0 million for 2002, $1.1 million in 2003 and $1.2 million in 2004. The amount charged to allowance for doubtful accounts and discounts was $956,000 in 2002, $792,000 in 2003 and $873,000 in 2004. The amount charged to expenses for doubtful accounts was $78,000 in 2002, $2,000 in 2003 and $47,000 in 2004. In the event that actual returns, discounts and bad debts differ from these estimates or we adjust these estimates in future periods, our operating results and financial position could be materially affected.

Valuation of Inventories

        We state inventories at the lower of standard cost which approximates actual cost determined using the first-in-first-out method, or market. We establish provisions for excess and obsolete inventories after evaluation of historical sales, current economic trends, forecasted sales, product lifecycles and current inventory levels. During 2004, $116,000 was charged to cost of sales for excess and obsolete inventories. Adjustments to our estimates, such as forecasted sales and expected product lifecycles, could harm our operating results and financial position.

Accounting for Income Taxes

        As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax liability in each of the jurisdictions in which we do business. This process involves estimating our actual current tax expense together with assessing temporary differences resulting form differing treatment of items, such as deferred revenues, for tax and accounting purposes. These differences result in deferred tax assets and assets and liabilities, which are included in our consolidated balance sheet. We must then assess the likelihood that these deferred tax assets will be recovered from future taxable income and, to the extent we believe that recovery is not more likely than not or is unknown, we must establish a valuation allowance.

        Significant management judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our deferred tax assets. At December 31, 2004, we have recorded a full valuation allowance against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward. The valuation allowance is based on our estimates of taxable income by jurisdiction and the period over which our deferred tax assets will be recoverable.

Results of Operations

        The following table presents certain consolidated statement of operations data for the periods indicated as a percentage of net sales.

	Years Ended December 31,			Six Months Ended June 30,
	2002	2003	2004	2004	2005
				(Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of sales	62.9%	62.0%	61.3%	61.1%	62.2%
Operating Expenses:
Research and development	7.4%	4.7%	4.0%	3.3%	6.1%
Sales and marketing	25.5%	26.4%	28.9%	28.8%	32.5%
General and administrative	8.8%	8.9%	8.3%	8.7%	10.8%
Restructuring	–	–	–	–	1.4%

Total cost of sales and operating expenses	41.7%	40.0%	41.2%	40.8%	50.7%

Net loss before income taxes	(4.7)%	(2.2)%	(2.6)%	(2.0)%	(12.7)%
Benefit from (provision for) income taxes	(6.7)%	–	0.2%	(0.1)%	0.2%

Net loss	(11.4)%	(2.2)%	(2.4)%	(2.1)%	(12.5)%

Recent Developments

        On October 17, 2005, we announced we expected net sales for the three months ended September 30, 2005 to be approximately $7.6 million as compared to net sales of $7.3 million for the three months ended September 30, 2004. The increase was primarily the result of an increase in EFO sales of $450,000 during the three months ended September 30, 2005 from $65,000 for the same quarter last year.

Six Months Ended June 30, 2005 and 2004

Net Sales

        Net sales were $14.5 million for the first six months of 2005, a decrease of $93,000 compared to the first six months of 2004. This marginal decrease was due to a 71% decline in spa lighting sales for the pool lighting products and a 20% decline in traditional commercial lighting sales in Germany and the U.S., partially offset by a 35% increase in sales in-ground pool products and of EFO systems. We expect overall net sales to be flat in 2005 as a result of an increase in EFO sales in the second half of 2005, offsetting a 10% decline in pool and spa lighting sales.

Gross Profit

        Gross profit for the first six months of 2005 was $5.5 million, down 4% from gross profit for the same period last year. Gross margin as a percentage of sales decreased slightly to 38% for the first six months of 2004 compared to 39% for the first six months of 2004. The decrease was primarily a result of competitive pricing in the pool and spa market. We expect gross margins for the full 2005 year, before any restructuring charges, to be approximately the same as in 2004, assuming general economic conditions remain consistent.

Operating Expenses

        Research and Development.    Research and development expense was $877,000 for the first six months of 2005, an increase of $390,000 compared with the same period last year. Our research and development expense increased due to reduced credits received for achieving milestones under a development contract with the DARPA that was signed in February 2003, partially offset by lower personnel and project costs related to government contract work and improvements for existing products. The gross research and development spending along with credits from government contracts is shown in the table:

	Six Months Ended June 30,
	2005	2004
	(in thousands)
Gross expenses for research and development	$1,661	$1,802
Deduct: credits from DARPA & DOE contracts	(784)	(1,315)

Net research and development expense	$877	$487

        We expect research and development expense to increase in absolute dollars for the full year 2005 compared to 2004 due to reduced DARPA credits.

        Sales and Marketing.    For the first six months of 2005, sales and marketing expense was $4.7 million compared to $4.2 million for the same period in 2004, a 12% increase. The increase was due to higher expenditures for personnel, trade shows, literature and fluctuations in exchange rates. We expect sales and marketing expense to increase in absolute dollars for the full year 2005 as we anticipate increasing our sales and marketing efforts for our new EFO systems.

        General and Administrative.    For the first six months of 2005, general and administrative expense increased by 23% to $1.6 million compared to $1.3 million for the same period in 2004. The increase was primarily due to higher accounting, investor conferences and legal fees. We currently do not qualify for accelerated filing status with the SEC as a result of our market capitalization as of June 30, 2005. We will be required to comply with Section 404 of the Sarbanes-Oxley Act of 2002 beginning fiscal year ending December 31, 2006. Costs required for a company of our size to comply with Section 404 are estimated to be at least $500,000, independent of additional audit fees. Some of these additional expenses will be incurred in 2005. We expect general and administrative expense to increase in absolute dollars in 2005 as compared to 2004 due to anticipated higher accounting fees and expense and anticipated increased legal fees and costs, including those associated with certain ongoing litigation.

        In June 2005, we announced our plans to close our Fremont, California office and consolidate most of our operations in Solon, Ohio, where we have a local sales office and a manufacturing facility. The relocation will result in a one-time restructuring charge of approximately $3.5 million, most of which we anticipate will be exercised in the third and fourth quarters of 2005, for severance payments, redundancy, lease and inventory write-offs. We expect as a result of the restructuring to save approximately $2.0 million a year in lease and personnel costs compared with current costs. We recognized a $197,000 restructuring charge in the second quarter of 2005 for costs related to our former CEO's retirement package. We expect operating expenses to increase significantly in 2005 as a result of the restructuring charge related to our consolidation in Solon, Ohio, with of most of the estimated restructuring charge to be taken during 2005.

Net Income/Loss

        We recorded a net loss of $763,000 in the second quarter of fiscal 2005 as compared to net income of $461,000 in the second quarter of 2004. For the first six months of 2005, we had a net loss of $1,813,000 compared to a net loss of $303,000 for the same period in 2004. The net loss in 2005 was due primarily to lower gross profit margin and higher operating expenses, including a $197,000 restructuring charge in the second quarter of 2005 compared to the second quarter of 2004.

Years Ended December 31, 2004, 2003 and 2002

Net Sales

        Net sales increased 9% to $29.7 million in 2004 compared to $27.2 million in 2003 and $31.0 million in 2002. The 2004 increase largely reflects an increase in sales of pool products of 13% or $2.0 million combined with a smaller increase in sales of commercial lighting products of 4% or $496,000. This increase in pool lighting sales was primarily due to $1.6 million in increased sales from our in-ground fiber pool lighting products and $1.1 million in increased sales from our Jazz electric light products, and was partially off-set by a decline in sales of $662,000 from our spa light products. The increase in commercial lighting sales was due to $410,000 in increased sales of EFO systems combined with relatively flat sales from our traditional commercial lighting products.

        Our net sales decreased 12% to $27.2 million in 2003 as compared to $31.0 million in 2002, primarily as a result of a decrease in the sales of pool products of 17% or $3.0 million combined with a decline in sales of commercial lighting products of 5% or $685,000. This decline in pool lighting sales was primarily due to a $2.0 million decrease in sales of spa products and in-ground pool lighting products as compared to 2002, attributable to a soft pool market in the first half of 2003 and increased competition. The decrease in commercial lighting sales was due to a decline in United States domestic lighting sales of 16% or $905,000 partially offset by an increase in international sales of $262,000. Of the decrease in our 2003 domestic lighting sales, $306,000 was due to a drop in resort, casino and other decorative business.

        International sales accounted for approximately 33% of net sales in 2004 as compared to 30% of net sales in 2003 and 26% in 2002. The relative increase in international sales from 2003 to 2004 reflects a higher rate of growth in our European compared to domestic sales, and is largely attributable to increased sales from our U.K. operations combined with the effect of reporting those sales in terms of the weakening 2004 United States dollar. The relative increase in international sales from 2002 to 2003 was due to growth in European sales compared to a decline in domestic sales. The increase in 2003 international sales was a result of higher sales from our German operation.

Gross Profit

        Gross profit of $11.5 million in 2004 increased by 11% compared to $10.3 million in 2003. Gross profit as a percent of sales increased to 39% in 2004 compared to 38% in 2003. This increase was primarily due to a 3% increase in gross margin from pool and spa lighting sales partially offset by lower gross margins from commercial lighting sales. Pool and spa lighting gross profit margins improved as a result of lower direct costs obtained by manufacturing some products off-shore. Commercial lighting gross margins declined due to increased competition for our traditional commercial lighting products in Europe and in the United States.

        Gross profit of $10.3 million in 2003 declined by 10% compared to gross profit of $11.5 million achieved in 2002. However, gross profit as a percentage of sales increased to 38% in 2003 compared to 37% in 2002. This increase was primarily due to a reduction in direct product costs in the second half of the year as a result of moving some of our manufacturing to off-shore locations.

Operating Expenses

        Research and Development.    Research and development expense was $1.2 million in 2004, a 7% decrease from research and development expense of $1.3 million in 2003. Although we increased spending in research and development expense on personnel and project costs related to government contract work and on improvements for existing products, this spending was offset by the increase in expense credits for funds received in 2004 under certain Department of Energy, or DOE, contracts and under DARPA research and development contracts awarded in February and April of 2003. The gross research and development spending along with credits from government contracts is shown the table:

	Years Ended December 31,
	2004	2003	2002
	(in thousands)
Gross expenses for research and development	$3,670	$3,325	$3,164
Deduct: credits for NIST award	–	(583)	(874)
Deduct: credits from DARPA & DOE contracts	(2,482)	(1,463)	–

Net research and development expense	$1,188	$1,279	$2,290

        Funds received from DOE and DARPA for milestones achieved during the fiscal year are recorded as a credit to research and development expense. Net of payments to subcontractors, this amounted to $2.5 million in 2004 compared to $1.5 million in 2003. This increase in DOE and DARPA credits was offset by an increase in research and development spending of $345,000, which was made up of increased personnel and project costs for government projects along with a decrease in other government research and development credits of $583,000. Research and development expenses were 4% of sales in 2004 compared to 5% of sales in 2003. We expect research and development expenses to increase in 2005 due to a decrease in anticipated DOE and DARPA credits.

        Our 2003 research and development expense of $1.3 million reflected a 44% decrease from our 2002 research and development expense of $2.3 million. As in 2004, this 2003 decrease was largely due to the increase in expense credits in 2003 under DARPA contracts awarded to us in February and April of 2003. Net of payments to subcontractors, DARPA expense credits amounted to $1.5 million in 2003. Additionally in 2003, we realized research and development expense credits of $583,000 for funds received from the National Institute of Standards and Technology, or NIST, under a NIST project completed that year, a decrease of $291,000 from NIST credits realized in 2002. The additional decrease in research and development expense in 2003 came as a result of lower personnel and project costs in non-government funded projects due to reductions in personnel. Research and development expense was 5% of sales in 2003 compared to 7% of sales in 2002.

        Sales and Marketing.    Sales and marketing expense was $8.6 million in 2004, a 20% increase compared to the $7.2 million in sales and marketing expenses for 2003. This increase was due in part to increased commission expenses of $516,000 in 2004. This largely reflects a change from our selling pool and spa products through salaried inside sales people in 2003 to our using outside commissioned sales agents in 2004. The balance of the 2004 increase in sales and marketing expense was primarily due to an increase in personnel, promotional literature and advertising costs and stock option expenses associated with marketing our EFO systems. Sales and marketing expense was 29% of sales in 2004 and 26% of sales in 2003.

        Our sales and marketing expense of $7.2 million in 2003 reflect a 9% decrease as compared to the $7.9 million for 2002. The 2003 decrease was due in part to lower commission expenses of $216,000 from the discontinuance of an agency sales agreement in the middle of 2002. These savings were combined with decreases in personnel and travel expenses in both pool and spa lighting and commercial lighting due to headcount reductions. Sales and marketing expenses were 26% of sales in each of 2003 and 2002.

        General and Administrative.    General and administrative expense was $2.5 million in 2004, as compared to $2.4 million in 2003. General and administrative expense was 8% of sales in 2004 and 9% of sales in 2003 and 2002.

        Our general and administrative expense of $2.4 million in 2003 reflect a 10% decrease as compared to $2.7 million in 2002. This decrease was largely due to a decrease in personnel expense due to headcount reductions, reduced bad debt expense and reduced investor relations and computer costs in 2003. General and administrative expense was 9% of sales in 2003 and 2002.

Other Income and Expenses

        Our interest expense, which consists of expense for bank interest, was $18,000 in 2004 as compared to $119,000 in 2003 and $66,000 in 2002. The decrease in 2004 compared to 2003 was a result of reduced bank borrowings in the United States in 2004. Net interest expense in 2003 was $119,000 compared to $66,000 in 2002. The increase in interest expense in 2003 compared to 2002 was a result of more borrowings against our bank line of credit in 2003 as compared to 2002. The higher borrowings were used to fund operations.

Income Taxes

        We have a full valuation allowance against our deferred tax assets. There was no operating statement tax expense or benefit for our United States operations in 2004 as any expected benefit was offset by an increase in our valuation allowance. The $58,000 tax benefit shown for 2004 is a result of deferred tax for our German operations which experienced a loss in 2004 after being profitable in prior years. We recorded a non-cash charge of $2.4 million in 2002 to account for an initial valuation allowance against our deferred tax asset in accordance with FASB 109.

Net Income (Loss)

        Due to the increase in expenses in 2004 partially offset by the increase in gross profit, the amount of loss before income taxes was $762,000, an increase from the loss before taxes of $594,000 in 2003. After including taxes from international operations the loss was $704,000, an increase of $96,000 over 2003. This compares to a 2002 loss of $3.5 million.

Quarterly Results of Operations

        The following table sets forth our unaudited quarterly results of operations data for the ten quarters ended June 30, 2005, as well as such data expressed as a percentage of our net sales for the periods presented. The information in the table below should be read with our consolidated financial statements and the related notes incorporated by reference in this prospectus. We have prepared this information on the same basis as the consolidated financial statements and the information includes all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. You should not draw any conclusions about our future results from the results of operations for any particular quarter.

	Three Months Ended
	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004	June 30, 2004	Sept. 30, 2004	Dec. 31, 2004	Mar. 31, 2005	June 30, 2005
	(in thousands, except per share amounts)
Consolidated Statements of Operations Data:
Net sales	$6,367	$7,418	$6,008	$8,550	$7,333	$7,840	$6,820	$7,645
Gross profit	$2,360	$3,060	$2,101	$3,567	$2,745	$3,098	$2,543	$2,922
As a percent of net sales	37.1%	41.3%	35.0%	41.7%	37.4%	39.5%	37.3%	38.2%
Net loss	$(181)	$110	$(764)	$461	$(60)	$(341)	$(1,051)	$(763)
Net loss per share — basic and diluted	$(0.03)	$0.02	$(0.11)	$0.06	$(0.01)	$(0.05)	$(0.14)	$(0.10)

        We typically generate higher sales in the second and fourth quarters as pool distributors stock shelves for the spring and summer seasons. First quarter sales for our commercial and pool lighting products tend be lower in any given year, which generally results in lower gross margins in the first quarter. Consistent with industry practice, we provide extended terms to distributors for shipments in the fourth quarter of a given year whereby they receive products in November and December for which they pay in equal installments form March through June of the following year.

Liquidity and Capital Resources

Cash and Cash Equivalents

        At June 30, 2005, our cash and cash equivalents were $3.3 million as compared to $3.6 million at December 31, 2004, a net cash decrease of $260,000 during the first six months of 2005. This compares to a net cash decrease of $1.3 million for the same period in 2004, and an ending cash balance of $3.0 million as of June 30, 2004.

Cash Flows from Operating Activities

        Cash decreased from operations during the first six months of 2005 principally due to a net loss of $1.8 million and a decrease in accounts payable of $1.2 million. These uses of cash from operations were partially offset by depreciation and amortization of $568,000, a decrease in accounts receivable of $936,000 and a decrease in inventories of $288,000. After these and other adjustments our total net cash used in operating activities in the first half of 2005 was $1.2 million compared to net cash used of $2.3 million in the first half of 2004.

Cash Flows from Investing Activities

        Investing activities used cash of $464,000 during the first six months of 2005, compared to a use of cash of $352,000 for the same period of 2004. During both periods, cash was used for the acquisition of fixed assets. The increase was due to additional fixed assets required in order to move forward with the DARPA and EFO projects.

Cash Flows from Financing Activities

        Financing activities contributed $1.5 million to cash during the first six months of 2005. This net contribution was due primarily to the proceeds from the exercise of warrants and employee stock options for $1.4 million. For the same period in 2004, financing activities from the exercise of warrants and employee stock options were $1.0 million.

        We had a $5.0 million Loan and Security Agreement (Accounts Receivable and Inventory) dated December 7, 2001, with Comerica Bank bearing interest equal to prime plus 0.25% per annum computed daily or a fixed rate term option of LIBOR plus 3%. Borrowings under this Loan and Security Agreement were collateralized by our assets and intellectual property. Specific borrowings are tied to accounts receivable and inventory balances, and we were required to comply with certain covenants with respect to effective net worth and financial ratios. We had no borrowings against this facility as of June 30, 2005 and December 31, 2004. We were not in conformity with the profitability bank covenant of the Comerica Bank agreement as of June 30, 2005. Our Comerica Bank agreement was terminated in August 2005. We agreed to a new bank line of credit agreement with Silicon Valley Bank on August 15, 2005. This credit facility is for $5.0 million, bears interest equal to prime plus 1.75% per annum and is secured by accounts receivable. It has a minimum tangible net worth covenant which we must meet going forward.

        We also have a $448,000 (in UK pounds sterling based on the exchange rate at June 30, 2005) bank overdraft agreement with Lloyds Bank Plc through its UK subsidiary. There were no borrowings against this facility as of June 30, 2005 and December 31, 2004. The facility is renewed annually on January 1 and bears an interest rate of 7%.

        Through our German subsidiary, we maintain a credit facility under an agreement with Sparkasse Neumarkt Bank. This credit facility is in place to finance, and is secured by, our offices owned and occupied by our German subsidiary. As of June 30, 2005, we had total borrowings of $408,000 (in Euros, based on the exchange rate at June 30, 2005) against this credit facility. As of December 31, 2004, we had $477,000 (in Euros, based on the exchange rate at December 31, 2004) borrowed against this facility. Additionally, we have a revolving line of credit of $244,000 (in Euros, based on the exchange rate at June 30, 2005) with Sparkasse Neumarkt Bank. As of June 30, 2005, there was a total borrowing of $166,000 (in Euros, based on the exchange rate at June 30, 2005) against this facility, and there were no borrowings against this facility as of December 31, 2004. The facility is renewed annually on January 1 and bears an interest rate of 8.75%.

        Following this offering, we believe that our existing cash balances and funds available to us through our bank lines of credit together with funds that we anticipate generating from our operations, will be sufficient to finance our currently anticipated working capital requirements and capital expenditure requirements for at least the next 12 to 18 months. However, a sudden increase in product demand requiring a significant increase in manufacturing capability, or unforeseen adverse competitive, economic or other factors may impact our cash position, and thereby affect operations. From time to time we may be required to raise additional funds through public or private financing, strategic relationships or other arrangements. There can be no assurance that such funding, if needed, will be available on terms acceptable to us, or at all. Furthermore, any additional equity financing may be dilutive to shareholders, and debt financing, if available, may involve restrictive covenants. Strategic arrangements, if necessary to raise additional funds, may require that we relinquish rights to certain of our technologies or products. Failure to generate sufficient revenues or to raise capital when needed could have an adverse impact on our business, operating results and financial condition, as well as our ability to achieve intended business objectives.

        The following summarizes our contractual obligations as of December 31, 2004, consisting of future payments for borrowings by our German subsidiary and minimum lease payments under operating leases and the effect these obligations are expected to have on our liquidity and cash flow in future periods.

	Borrowings by German Subsidiary and Other	Non-Cancelable Operating Leases
Less than 1 year	$–	$1,094
1-3 years	–	854
3-5 years	477	10
More than 5 years	–	–

	$477	$1,958

Qualitative and Quantitative Disclosures about Market Risk

        As of June 30, 2005, we had $764,000 in cash held in foreign currencies based on the exchange rates at June 30, 2005. The balances for cash held overseas in foreign currencies are subject to exchange rate risk. We have a policy of maintaining cash balances in local currencies unless an amount of cash is occasionally transferred in order to repay inter-company debts.

        As of June 30, 2005, we had a total borrowing of $408,000 (in Euros, based on the exchange rate at June 30, 2005) against a credit facility secured by real property owned by our German subsidiary. As of December 31, 2004, we had $477,000 (in Euros, based on the exchange rate at December 31, 2004) borrowed against this credit facility.

Recent Accounting Pronouncements

        In December 2004, the FASB issued SFAS No. 123 (revised 2004), or SFAS 123R, "Share-Based Payments." SFAS 123R requires all entities to recognize compensation expense in an amount equal to the fair value of share-based payments, such as stock options granted to employees. We will be required to apply SFAS 123R on a modified prospective method. Under this method, we are required to record compensation expense (as previous awards continue to vest) for the unvested portion of previously granted awards that remain outstanding at the date of adoption. In addition, we may elect to adopt SFAS 123R by restating previously issued financial statements, basing the amounts on the expense previously calculated and reported in our pro forma disclosures that had been required by SFAS 123. SFAS 123R is effective for the first fiscal year beginning after December 15, 2005. We have not completed our evaluation of the effect that SFAS 123R will have, but we believe that when adopted it will increase stock-based compensation expense and reduce earnings, with no or little impact on our overall financial position.

        In December 2004, the FASB issued SFAS No. 151, "Inventory Costs," which amends part of ARB No. 43, "Inventory Pricing," concerning the treatment of certain types of inventory costs. The provisions of ARB No. 43 provided that certain inventory-related costs, such as double freight, re-handling, might be "so abnormal" that they should be charged against current earnings rather than be included in the cost of inventory and, that is capitalized to future periods. As amended by SFAS No. 151, the "so-abnormal" criterion has been eliminated. Thus, all such (abnormal) costs are required to be treated as current-period charges under all circumstances. In addition, fixed production overhead should be allocated based on the normal capacity of the production facilities, with unallocated overhead charged to expense when incurred. SFAS No. 151 is required to be adopted for fiscal years beginning after June 15, 2005. We are assessing the impact of adopting SFAS No. 151, but do not believe its adoption will have a material impact on our overall financial position.

BUSINESS

Overview

        Fiberstars designs, develops, manufactures and markets fiber optic lighting systems for wide-ranging uses in both the general commercial and the pool and spa lighting markets. Our Efficient Fiber Optic, or EFO, system, introduced in 2004, offers greater energy savings, heat dissipation, and maintenance cost benefits over conventional lighting for multiple applications. Accordingly, we believe our EFO system will become a leading technology in accent lighting and numerous niche lighting markets.

        We currently operate in two principal markets, Commercial Lighting and Pool and Spa Lighting, with several product lines:

  •
  Commercial Lighting.    Within this market we sell both EFO lighting systems and traditional fiber optic lighting systems used in commercial applications.

  —
  Energy Efficient Accent Lighting.    We market our EFO lighting systems primarily as an energy efficient alternative to MR-16 halogen lamps used for accent lighting in retail and commercial building settings. We also target niche lighting markets such as general illumination on naval ships, adjustable spot lights used on loading docks and freezer case lighting.

  —
  Specialty Decorative and Special Effects Lighting.    We market our traditional small diameter fiber optic systems in specialty and special effects lighting applications including case lighting, decorative and neon applications and signage.

  •
  Pool and Spa Lighting.    We market both our traditional fiber optic lighting products, developed prior to the introduction of EFO, and other energy efficient non-fiber optic systems for underwater lighting applications. Our underwater lighting systems are installed in pools and spas built by pool builders throughout the United States and Canada.

        Our fiber optic lighting system combines three components—an illuminator, fiber and fixtures—that are used in configurations designed for specific applications. The electrically powered illuminator encases the lamp and serves to generate and efficiently focus light to the fiber. Currently our illuminator uses HID lamps, but in the future may be adapted to use any energy efficient light sources, including LEDs. Our proprietary large diameter fiber cables used in our EFO systems connect to the illuminator and is designed to emit light either at the end of the fiber as a point of light, or along the length of the fiber, similar in effect to neon lighting. We currently market our EFO system with eight fiber cables connected to the illuminator.

        Our fiber optic lighting system consists of a central source of illumination connected to multiple end-points via fiber cables. The electrically powered illuminator lamp encases our patented collectors that have our proprietary nanotechnology coating layers enabling the efficient capture of over 90% of the light from the lamp. Our large diameter fiber cables, manufactured through a proprietary continuous extrusion process, connects to the illuminator and efficiently delivers 95% of the light from the illuminator to the fiber while virtually eliminating infrared and ultraviolet light that negatively affect perishable goods and works of art. Our proprietary couplers attach the end-points of our fiber cables to the fixtures, enhancing compatibility with new fixtures. The efficiency benefits provided by these components coupled with our proprietary fiber optic extrusion manufacturing process distinguish our EFO system from other fiber optic lighting systems and traditional lighting technologies for numerous lighting applications. As a result of these developments, we believe we are the first to market energy efficient fiber optic lighting systems for specific applications such as accent lighting used in retail and commercial settings.

        The increasingly stringent regulatory lighting environment, high energy prices, retail and commercial demand for accent lighting and recent innovations in our fiber optic lighting systems position our products to address a meaningful segment of the general lighting market.

Industry Overview

        The worldwide market for electric lamps, lighting fixtures and ballasts was approximately $79 billion in 2001 and expected to grow to $100 billion by 2006, representing 5% annual growth, according to a 2003 report by The Freedonia Group, Inc., a market research firm. We estimate that our current addressable market for EFO technology is currently greater than $5 billion. This addressable market includes halogen accent lighting, freezer case lighting in supermarkets, dock lighting and display case lighting. The limitations of the lighting products commonly used for these applications, combined with rising energy costs and increasingly stringent energy regulations, present a compelling opportunity for alternative lighting solutions in these niche markets.

Impact of Energy Regulation in the Lighting Industry

        In the United States, electricity consumption is projected to increase from 3.5 billion kilowatt hours in 2003 to 5.2 billion kilowatt hours in 2025, according to the United States Department of Energy's International Energy Outlook. According to the report, electricity consumption in the commercial sector is the fastest growing segment at 2.5% annually through 2025. The Department of Energy in a 2005 report estimated that lighting in the United States accounts for approximately 27% of total electricity consumed by commercial end-users. The electric power industry faces the challenge of satisfying increasing demand while being constrained by the limited supply of fossil fuels as well as infrastructure limitations affecting generation, transmission and distribution, all of which may result in higher electricity prices.

        These challenges have resulted in a variety of new government regulations and initiatives intended to curtail energy consumption. This growing global concern with energy utilization together with energy conservation regulation has encouraged the development and implementation of more energy efficient lighting solutions. Some of the key regulations and initiatives affecting the lighting industry include:

  •
  ASHRAE-IESNA Standard 90.1.    In July 2004, the Department of Energy adopted the 1999 version of ASHRAE-IESNA Standard 90.1, requiring all commercial and government buildings to reduce lighting power density as measured by watts per square foot. For example, this standard generally mandated a reduction in power density to 1.9 watts per square foot for both new construction and renovations requiring building permits for retail buildings in the United States. This standard was lowered for retail buildings to 1.9 watts per square foot from the approximately 3.3 watts per square foot under the 1989 version regulated for retail buildings in some states.

  •
  The Energy Policy Act of 2005.    This recently enacted federal legislation provides tax incentives to commercial and residential electricity consumers for making energy efficiency improvements well beyond present standards in their buildings and homes. The incentives are in place for a two year period beginning January 1, 2006.

  •
  State Legislation.    Certain states, such as California, have adopted standards that exceed the ASHRAE-IESNA 90.1 minimum requirements. California's updated Title 24, to take effect in October 2005, requires residential and non-residential buildings to use energy efficient lighting that meets minimum lumens per watt.

  •
  LEED—U.S. Green Building Council's Leadership in Energy & Environmental Design.    LEED is a self-assessing system designed for energy efficiency rating of new and existing commercial,

    institutional and high-rise residential buildings. LEED evaluates the environmental performance of the entire building over its life cycle, providing a definitive standard for what constitutes a "green" building. To receive LEED certification, the building must meet, among other things, ASHRAE-IESNA Standard 90.1 lighting requirements. For each reduction of 10% beyond the 90.1 requirements, the project receives an additional point toward achieving LEED certification. In certain localities, a building must receive a LEED certificate in order to receive a building permit.

        Recent legislation has limited energy consumption available for lighting, which conflicts with the desire of the user to maintain or even increase effective lighting. For example, retailers value effective accent lighting as a critical element in showcasing merchandise and promoting sales, but are constrained by the current regulatory environment. Accent lighting is also essential in commercial and other buildings, including office buildings, schools, hospitals and casinos, which use lighting as a design element in hallways, entryways, conference rooms and to display artwork. To maintain or obtain effective, high quality lighting, these retailers and other commercial users need a lighting solution that meets increasingly stringent regulatory requirements.

Overview of Lighting Technologies

        Multiple lighting technologies have evolved to address a variety of lighting requirements. Each of these technologies have characteristics and limitations that affect its utility in a given application.

        Incandescent.    Due to its simplicity of use and low initial cost, the incandescent bulb is the dominant light source used in residential lighting in the United States. The basic technology for incandescent bulbs was created in the 19th century and further developed in the mid 20th century with the introduction of the Tungsten filament and gas fill. The MR-16 halogen lamp, one type of an incandescent lamp, has commonly been used in accent lighting. Incandescent bulbs including MR-16s have the following general characteristics:

  •
  Produce a high quality bright, white light;

  •
  Emit significant heat, infrared and ultraviolet radiation that damages perishable goods and increases room temperature adding to cooling costs; and

  •
  Require significant electricity and frequent replacement due to short life.

        Fluorescent.    The fluorescent lamp is an energy efficient alternative to incandescent lamps commonly used in general illumination. The fluorescent lamp was initially developed in the 1930s using mercury atoms in a low pressure discharge. The compact fluorescent lamp, developed in the 1980s, produces notably higher lumens per watt than an incandescent lamps. Fluorescent lamps have the following general characteristics:

  •
  Offer high energy efficiency with modern fluorescent lamps reaching efficiencies of about 80 lumens per watt;

  •
  Produce a non-directional beam of light not ideal for accent lighting;

  •
  Emit light with unfavorable color characteristics; and

  •
  Contain mercury, which leads to disposal issues.

        Solid State Lighting.    Invented in 1962, LEDs are only now beginning to show promise as a light source. For example, LEDs are increasingly replacing incandescent lamps in traffic signals and as brake and high mount stop lights for new cars. As the technology develops further, some industry professionals predict that LEDs performance characteristics will equal or potentially exceed those of fluorescent lamps. Current LEDs have the following general characteristics:

  •
  Offer energy efficiency comparable to halogen sources;

  •
  Demonstrate long life cycles; and

  •
  Emit low luminosity.

        High-Intensity Discharge.    The newest white light source, the metal halide HID lamp, was invented in 1966 and is used extensively in outdoor applications, automotive headlamps and general lighting sources in large indoor buildings such as warehouses. Metal halide HID lamps with efficiencies exceeding incandescent and fluorescent lamps in lumens per watt are available commercially. Metal halide HID lamps have the following general characteristics:

  •
  Emit high quality white light;

  •
  Offer energy efficiency;

  •
  Provide cost effectiveness in larger light packages, but are too expensive when packaged in a smaller light source partly due to their expensive ballasts; and

  •
  Radiate significant heat.

Emergence of Fiber Optic Lighting

        Given the limitations of traditional lighting technologies and the opportunity to develop an alternative lighting solution for particular applications, Fiberstars and other companies began to experiment in the 1980s with connecting optical fiber to MR-16 halogen lamps. The primary applications for early fiber optic technology had relatively low light output and short lamp life, and were limited to color illumination in swimming pools and commercial decorative markets. In the 1990s optical fiber was applied in combination with metal halide light sources. This led to longer lamp life and higher light outputs. Additional addressable markets were unattainable with the early fiber optic lighting technology primarily due to the inefficiency of the system, which in turn was a result of the size and geometry of the light source, inefficiency of the collection optics and the small diameter fiber optic cables.

        In the past several years, advancements in our fiber optic lighting systems began to demonstrate better performance characteristics enabling potential for broader use in a number of additional lighting applications. After significant technology innovation, we believe our fiber optic lighting systems are economically and aesthetically appealing and well-suited for accent and other niche lighting applications.

The Fiberstars Solution

        Our EFO system offers energy efficiency, lower life cycle costs and addresses the limitations of traditional lighting systems in specific applications. Building upon significant latest breakthroughs in fiber optic lighting technology, the first commercial deployment of our EFO system to a major customer was in the first quarter of 2004. Our patented EFO technology addresses the limitations of current fiber optic lighting technology and meets government regulations for energy efficiency through a series of technological advances over the last 18 months, including:

  •
  Improved light output equivalent to MR-16s while being up to 80% more energy efficient;

  •
  Introduced a full spectrum lamp that closely simulates daylight color;

  •
  Improved our patented large core fiber extrusion process enabling high volume production and reducing manufacturing costs; and

  •
  Developed application-specific fixtures to meet a broad variety of customers' needs.

        We believe the intensity and efficiency of our EFO system improves upon the lighting advantages of traditional fiber optic lighting by enhancing customers' lighting capabilities. EFO's accent lighting capabilities allows a retailer to focus the attention of shoppers to the areas and products that they want to highlight. Physically separating the heat source from the fixture provides a non-heat radiating lighting solution that lowers cooling costs associated with lighting and reduces food spoilage and melting. The benefits of our EFO system have attracted customers such as Cinemark and Whole Foods Markets and has led others such as Albertson's, Nordstrom and Tiffany & Co. to test our product at select locations.

Key Features of Our EFO System

        Illuminator.    Most of our commercial illuminators today deploy our specially designed metal halide HID lamps due to the capacity of these lamps to provide long life and maximum brightness. Our EFO technology can efficiently distribute the light from higher wattage metal halide lamps to lower light levels. We may, however, in the future use other efficient lighting sources as they become commercially viable.

        Fiber Cables.    Our patented large core fiber has outstanding clarity and consistency with low attenuation for fiber optic lighting applications. By combining our compound parabolic collector, or CPC, technology and our large core fiber, our system delivers light ranging from 30 to 60 lumens-per-watt, compared to approximately eight to 12 lumens-per-watt for a system using traditional MR-16 halogen lamps.

        Fixtures.    We produce a broad assortment of adjustable fixtures that allow the customer to easily adjust the direction and beam spread of the light for optimal light concentration.

Key Benefits of Our EFO System

        Energy Efficiency.    Our EFO system can provide our customers with accent lighting that also satisfies government and other regulatory regulations for energy efficient lighting. EFO technology enables customers to comply with ASHRAE-IESNA Standard 90.1 and Title 24, qualify for the tax incentives available under the Energy Policy Act of 2005 and secure LEED certification without sacrificing intensity and light quality. The following table highlights the electrical savings of one 70 watt EFO accent light compared to competing lighting technologies:

¦ ¦ ¦ ¦	Light Source	¦ ¦ ¦ ¦	Number equivalent to 70 Watt EFO	¦ ¦ ¦ ¦	Total Watts	¦ ¦ ¦ ¦	Estimated Energy Savings %	¦ ¦ ¦ ¦

¦	70W EFO accent light	¦	1	¦	70W	¦	–	¦
¦	26W Compact fluorescent down light	¦	4	¦	104W	¦	33%	¦
¦	50W MR-16 halogen accent light	¦	8	¦	400W	¦	83%	¦
¦	60W Incandescent down light	¦	7	¦	420W	¦	83%	¦
¦	3W Luxeon3 LED accent light	¦	60	¦	180W	¦	61%	¦
¦	25W Ceramic metal halide accent light	¦	5	¦	125W	¦	44%	¦

        The EFO technology delivers up to 80% energy savings over halogen or other incandescent lighting systems commonly used in similar applications. For example, Cinemark reduced its energy consumption from 5,140 watts to 1,120 watts by installing our EFO system.

        Color.    Today our EFO system is available in warm white and daylight colors. The warm white lamps have a color temperature that is suitable for interior spaces. The daylight color temperature matches the color temperature of the light entering spaces through windows. Because we control the design of the lamp, reflector and output fixture we can tune the system to deliver a balanced, full spectrum white light.

        Elimination of Virtually all Heat Radiation.    Our EFO system is designed to prevent the infrared and ultraviolet radiation emitted from the lamp from being funneled through the fiber. As a result, the light output emits virtually no infrared or ultraviolet light, which produce heat when absorbed by the target, and the only heat generated is from light output itself, which is negligible. In contrast, halogen lamps produce approximately nine watts of heat energy for every one watt of light.

        Cost Savings.    Our EFO system is able to significantly reduce maintenance and replacement costs that are normally attributed to traditional lighting systems. Our EFO systems contain lamps with a long life cycle and need fewer lamps to light a given area. For example, a customer would have to replace 20-40 MR-16 halogen lamps for every one EFO lamp annually based on average retail usage. In addition, because the EFO lamp is physically separated from the light fixture, when used in applications such as freezer cases, the quality of light and life of the EFO lamp is not affected by the freezing temperature. The EFO lamp does not radiate heat in the freezer and the freezer does not need to be emptied to change the lamp as is the case with fluorescent lamps.

Traditional Fiber Optic Lighting

        We also sell a line of traditional fiber optic products that do not use our EFO technology. These products use an illuminator with HID or halogen light sources and a traditional imaging optical method that focuses the light from the source into bundles of stranded fiber. The system is used largely in decorative and display case lighting applications, where color changing and small points of light are key features.

        In addition, we sell a line of fiber optic pool lighting products designed to add color and decorative lighting to water features for residential pools. We also sell a variety of feature lighting systems that change color and includes an option to synchronize the color changes of multiple water features. The water feature lights are sold in kits that may be used to light waterfalls, one or more linear water streams, deck lights and landscape lights.

Our Strategy

        Our objective is to become the leading provider of energy efficient lighting systems. To achieve this objective, we intend to pursue the following strategies:

  •
  Capitalize on the growing need for low cost, energy efficient lighting systems.    We intend to devote significant resources to our product development efforts to maximize the energy efficiency and quality of our lighting systems while reducing costs and enabling our customers to meet more stringent government regulations. In addition, we plan to continue to hire personnel with technological expertise in the lighting industry, develop new proprietary technologies and integrate new and potentially more efficient lighting sources into our lighting systems.

  •
  Focus on market niches where the benefits of our technology are most compelling.    We intend to establish showcase installations to demonstrate the benefits of our EFO technology and build broader awareness among our target customer base. For example, we believe the benefits of our EFO technology will appeal to retailers and supermarket operators, who share similar needs for highly efficient, flexible accent lighting solutions. To reach our target markets, we also intend to continue to build a direct sales force of experienced lighting salespeople.

  •
  Develop and expand strategic relationships.    To build awareness of our EFO technology, we intend to market our systems to leading architects, lighting designers, contractors and other entities that recommend or install lighting systems, as well as to fixture manufacturers and other participants in the general lighting market. For example, we have an agreement with Gensler, a leading architecture, design and planning firm, under which Gensler provides consulting services and helps enhance our visibility and image within the design and construction communities. In addition, with a portion of the proceeds of the offering, we plan to construct a Fiberstars Lighting Academy in Solon, Ohio, where lighting specialists, designers and installers will attend courses on EFO lighting technology and installation. We believe these marketing efforts will help further adoption of our technology in the general lighting market.

  •
  Further develop and enhance pool lighting products.    We intend to develop new fiber optic lighting products that are complementary to traditional pool lights currently sold by pool equipment suppliers. To maximize the sales of these new products, we plan to leverage our well-established presence in the pool and spa lighting market.

Our Products

        We market a wide variety of fiber optic lighting systems in two general markets: (1) commercial lighting and (2) pool and spa lighting. Within the commercial lighting market we sell EFO systems in energy efficient accent lighting and specialty decorative and special effects lighting. All of our fiber optic lighting systems are comprised of illuminators, fiber cables and fixtures. Other customized components for non-EFO systems include under water lenses, color changing electric pool lights, landscape lighting fixtures and a line of lighted water features including waterfalls and laminar flow water fountains.

EFO System

        Our EFO system is a new technology capable of replacing halogen and compact fluorescent lamps in retail and commercial lighting settings while using only a fraction of the energy. This lighting system effectively distributes energy efficient light in a user-friendly manner. The EFO system is based upon a lighting system made up of several components: a highly efficient light source, a proprietary CPC, proprietary FiberJacks coupling technology and our large core fiber.

        The primary light source for our EFO system is a unique metal halide HID lamp specifically developed in cooperation with, and is produced exclusively for us by ADLT to maximize efficiency, output and life span. This source produces light with an efficiency of up to 90 lumens per watt, five times the efficiency of the light source used in MR-16 halogen lamps. We believe our metal halide HID lamp is the most energy efficient source of high quality light currently available and more closely matches the daylight color spectrum than any other lamp available for fiber optic applications. Furthermore, our metal halide HID lamp has a current life span of up to 10,000 hours, which is up to five times the typical life of MR-16 halogen lamps. We also use alternative light sources such as LEDs in certain applications, and in the future we anticipate utilizing these light sources in more of our products as they become more energy efficient.

        We surround our light source with a CPC and employ additional coupling optics. We hold eight U.S. patents and one corresponding patent in Australia, and two pending patent applications in the U.S. and 10 pending corresponding foreign patent applications, for the CPC and those coupling optics. These collectors capture more than 90% of the light generated by our light source. Traditional imaging collectors are only about one half as efficient at delivering light to their outputs. Our collectors have multiple coating layers each smaller than 100 nanometers, which acting together form a reflective surface. These nanotechnology coatings were designed to act in conjunction with the other components in our EFO system. The coatings are applied using a unique low-pressure chemical vapor deposition process. Together with the patented shape of our collector, this non-imaging optical system delivers 93% reflectivity in the visible region. Furthermore, this optical system does not reflect infrared and ultraviolet radiation, minimizing the amount of infrared and ultraviolet light that leaves the collector.

        Glass rods collect the light output from our collector, piping it outside the housing. These rods act as thermal barriers and when coated, also become filters. These filters block virtually all remaining infrared and ultraviolet radiation that comes from the light source directly or which is reflected by the collectors. The purity of the glass rods and the filters' anti-reflective coatings allow for a transmission of up to 95% of the light output from the collector. These rods are the point of connection to the fiber optic cable. We house the lamp, collector and rods in a single package referred to as the illuminator.

        Unlike most fiber optic lighting systems, which use bundles of thin strands of fiber, our fiber is produced as a flexible large core polymer light pipe of varying diameters from three millimeters to 20 millimeters, depending on the customer's application requirements. Our large core fiber is manufactured using a new acrylic plastic composition and proprietary processing method that produces a fiber that can withstand the heat and light conditions associated with EFO applications. This manufacturing process enables us to significantly reduce the cost of producing a continuous extruded large core fiber. We believe our large core fiber is approximately twice as efficient as a comparable stranded fiber cable.

        Our EFO system consists of an illuminator, pre-cut lengths of our large core fiber with the FiberJacks couplers at either end, and application-specific fixtures. The FiberJacks couplers allow one end of the fiber to snap into the illuminator, similar to the way a telephone line connects to a phone jack, and the other end into the application-specific fixtures. FiberJacks, a proprietary plug-and-play coupling system, has significantly changed the installation of fiber optic lighting systems by eliminating the need for on-site fiber preparation, often an extremely precise process requiring highly skilled technicians. On-site preparation could result in errors in the alignment of the fibers, which in turn result in loss of light and variability of illumination at the fixture. With FiberJacks, all centering and alignment happens automatically, eliminating these types of losses and variability, and because all of our large core fibers are cut and finished with the FiberJacks couplers at the factory, the on-site installer need only unpack the fiber and snap it into the illuminator and the fixture.

Application-Specific Fixtures

        Our EFO system can be adapted to any number of lighting applications, including those currently using traditional lighting systems. The primary concerns to commercial end-users, include quality of light, such as color, luminosity and directional lighting, and compliance with energy regulation. Our EFO system allows these customers greater flexibility in meeting their lighting needs within these regulatory constraints while maintaining the desired effect. The key variable in each of these applications is the fixture. We have developed FiberJacks compatible application-specific fixtures that allow the EFO system to be used, for example, in supermarkets, commercial retail space, freezer cases, in-case lighting, casinos and commercial accent lighting where traditional lighting technology was not, or is no longer, capable of meeting the customers needs. In addition, our EFO system can provide greater energy efficiency than traditional lighting systems with the advantages of directional lighting and focusable beams that traditional lighting systems typically sacrifice to comply with energy regulation. Many of our output fixtures include optics that allow consistent repetitive beam adjustment in both angle and beam spread. In addition, most of our fixtures are clean, simple and small in appearance, and include a wide range of trim and finishes.

These fixtures leverage the strengths of fiber optics to deliver well-defined beams, in an attractive package, at a low cost.

Traditional Fiber Optic Products and Other Products

  Commercial Lighting

        The primary illuminator in this product line is currently the 405 illuminator series, which uses a metal halide HID light source. This light source may be sold with a color wheel that causes the light output to rotate through a variety of colors for decorative applications, or as a white light system for down lighting or star ceiling applications. When used in down lighting or star ceiling applications, the illuminator is coupled with a variety of bundled fiber diameters and lengths that are encased in a plastic cladding. We sell a variety of down light and accent light fixtures for this product line. When used in neon-like decorative applications, the illuminator is coupled with a variety of diameters and lengths of Brightcore, a woven stranded fiber cable encased in a clear plastic cladding.

  Pool and Spa Lighting Products

        Our pool lighting products are designed to add color and decorative lighting to water features for residential pools at night. The 6000 series illuminator is the primary fiber optic product line sold into the swimming pool market and also uses an HID-based illuminator with a traditional imaging optical system. The illuminator is used with bundles of stranded fiber that transfer the light from the illuminator under the pool decking and into the pool where the end points are encased in a lens fixture. The illuminator is equipped with a color wheel that changes the color of the light output.

        We sell a variety of feature lighting systems that also change color. These are sold with the 2000 illuminator series, which includes an option for synchronizing the color changes of multiple water features and with outdoor spas. The water feature lights are sold in kits that may be used to light waterfalls, one or more linear water streams, deck lights and landscape lights.

        In addition, we sell the Jazz Light, a pool light that changes color. This light fits into the wall of the pool and uses an HID lamp with a color wheel to provide pool color changes. We also sell portable spa lights that add decorative color to portable spas.

  Other Products

        In our European operations we sell small lines of other lighting products that use LEDs and small incandescent light sources. These products are sold into the decorative lighting market.

Addressable Markets and Applications

        The following table identifies our current addressable markets, potential applications and certain customers that have deployed or beta tested our products:

¦	Market for EFO	¦	Potential Applications	¦	Customers	¦

¦ ¦ ¦ ¦	Supermarkets	¦ ¦ ¦ ¦	Accent lighting for specialty product display sections such as seafood, meat, wine, freezer cases, and any other specialty accent lighting such as bakery and cheese sections	¦ ¦ ¦ ¦	Whole Foods Markets, Albertsons, Giant Eagle*, Heinens*	¦ ¦ ¦ ¦

¦ ¦ ¦ ¦	Specialty Retail	¦ ¦ ¦ ¦	Down lighting and accent lighting applied to display items such as clothing racks and display windows	¦ ¦ ¦ ¦	Nordstrom, JCPenney, Tiffany & Co.*, Kessler Jewelers, Ethan Allen*	¦ ¦ ¦ ¦

¦ ¦	Ships	¦ ¦	Replacement of fluorescent bulbs for general illumination	¦ ¦	Department of Defense, U.S. Navy	¦ ¦

¦ ¦ ¦ ¦	Commercial Buildings	¦ ¦ ¦ ¦	Accent and down lighting used in entry ways, conference rooms, foyers, and art displays	¦ ¦ ¦ ¦	Trammel Crow Company, Department of Energy*, DARPA Headquarters, ING Headquarters	¦ ¦ ¦ ¦

¦ ¦ ¦	Dock Lighting	¦ ¦ ¦	Replacement of existing hazardous and breakable dock lights used on loading docks	¦ ¦ ¦	Giant Eagle, Heinens, Pathmark, Publix, Walmart	¦ ¦ ¦

¦ ¦	Restaurants	¦ ¦	Down lighting and accent lighting	¦ ¦	Cinemark	¦ ¦

¦ ¦ ¦	Hospitals	¦ ¦ ¦	Down lighting for lobby, waiting room, gift shop and floral cases	¦ ¦ ¦	Evergreen Medical Center, Valley Childrens Medical Center	¦ ¦ ¦

¦	Signs	¦	Direct view end-point stranded fiber	¦	Movado	¦

¦ ¦ ¦ ¦	Museum Lighting	¦ ¦ ¦ ¦	Used for high quality white light without damaging infrared or ultraviolet radiation	¦ ¦ ¦ ¦	Museum of Jewish Heritage, National Inventors Hall of Fame*, Clinton Library	¦ ¦ ¦ ¦

*
Beta testing locations.

¦ ¦ ¦	Market for Specialty Decorative and Special Effect	¦ ¦ ¦	Potential Applications	¦ ¦ ¦	Customers	¦ ¦ ¦

¦ ¦ ¦ ¦ ¦	Retail Case Lighting	¦ ¦ ¦ ¦ ¦	Used in glass display cases for a low-heat emission and high quality bright white light	¦ ¦ ¦ ¦ ¦	Tiffany & Co., Swarovski, GEMS, Reeds Jewelers, Kessler Jewelers	¦ ¦ ¦ ¦ ¦

¦ ¦ ¦ ¦ ¦ ¦ ¦ ¦	Museum Lighting	¦ ¦ ¦ ¦ ¦ ¦ ¦ ¦	Used for high quality white light without damaging infrared or ultraviolet radiation	¦ ¦ ¦ ¦ ¦ ¦ ¦ ¦	Smithsonian, National Gallery of Art, Museum of Jewish Heritage, Newseum, American Folk Art Museum	¦ ¦ ¦ ¦ ¦ ¦ ¦ ¦

¦ ¦ ¦ ¦ ¦ ¦	Decorative	¦ ¦ ¦ ¦ ¦ ¦	Kiosk accent lighting, wall wash accent, color light for added attention, direct view side- emitting stripes, cove lighting, star fields, glass edge lighting	¦ ¦ ¦ ¦ ¦ ¦	Niketown, DillonWorks, Disney, Universal, McDonald's, Sony Metreon, Chippendales, O2 Fitness, Mandalay Bay	¦ ¦ ¦ ¦ ¦ ¦

¦ ¦	Neon Replacement	¦ ¦	Stripes of light going around the façade, Interior decorative lighting	¦ ¦	Ethan Allen, Sonic, the Ft. Lauderdale sea wall	¦ ¦

¦ ¦ ¦ ¦ ¦	Signage	¦ ¦ ¦ ¦ ¦	Back light and halo letters, side emitting outline or enhancing graphics. Direct view end point with special effects color changing or animation	¦ ¦ ¦ ¦ ¦	Whole Foods Markets, Gable Signs, SignTech, Disney, Sherwin-Williams, Bally's, Movado	¦ ¦ ¦ ¦ ¦

¦	Furniture	¦	Encased in furniture such as cabinets	¦	Ethan Allan	¦

¦ ¦ ¦ ¦	Casinos	¦ ¦ ¦ ¦	Special effect single color or white light only, accent down lighting on game tables, conference rooms, same as commercial buildings.	¦ ¦ ¦ ¦	The Venetian, Harrah's, Swinomish Northern Lights, Bellagio, Caesars Palace, Mirage	¦ ¦ ¦ ¦

¦ ¦	Hotels	¦ ¦	Hall way lighting, hotel spas, saunas, workout rooms, conference rooms, display cases	¦ ¦	Mandalay Bay, Bellagio	¦ ¦

¦ ¦ ¦ ¦	Pool and Spa	¦ ¦ ¦ ¦	Safe and efficient lighting solution that enables users to change color options in pools and spas. Also has ability to light streams of water such as fountains and waterfalls	¦ ¦ ¦ ¦	Approximately 300,000 pools and spas since 1988	¦ ¦ ¦ ¦

Research and Development

        We believe that growth in fiber optic lighting will be driven by improvements in technology to provide increased light output at lower costs. Accordingly, we commit much of our research and development resources to those challenges. We have a research and development team located in Ohio primarily focused on developing new or improving our current EFO systems. In addition, we currently have engineers based in California and in India focused on further developing our existing traditional fiber optics products, including pool and spa products.

        We purchased the base technology underlying our EFO system in 2000 with the acquisition of Unison Fiber Optic Systems, LLC, or Unison. Subsequent to this acquisition, we have been aided in our development of this technology, as well as the development of our traditional fiber optics products, by government awards and contracts. We have commercial rights to all of the technology we develop as part of these various government research and development contracts. A summary of work under these contracts is as follows:

  •
  In 2003, we successfully completed a three-year $2.0 million research and development project to develop a continuous extrusion process for large core plastic optical fiber funded under a grant from the National Institute of Standards and Technology, or NIST, of the United States Department of Commerce.

  •
  In February 2003, the DARPA through the Army Aviation and Missile Command, or AMCOM, awarded to us and our partners a research and development contract for the development of next-generation light sources, optics, luminaire and integrated illuminated technologies for its high efficiency distributed lighting, or HEDLight, project. This contract provides for total payment of up to $7.8 million, including payments for subcontractors, over three years based on the achievement of milestones in the development of fiber optic illuminators and fixtures for installation on ships and aircraft. We have received total gross funding of $5.3 million under this contract through December 31, 2004. For the year ending December 31, 2005, we anticipate qualifying for receipt of gross amounts, including amounts for subcontractors, of up to $2.5 million ($2.0 million, net of subcontractor amounts), subject to attainment of scheduled milestones. The contract term runs through February 2006.

  •
  In April 2003, we announced, together with APL Engineered Materials, a subsidiary of ADLT, the award of a $2.7 million research and development contract from DARPA for the development of a new arc discharge light source, a project to be led by APL Engineered Materials. Of this amount, we expect to receive $300,000, based on our achievement of certain milestones related to our contribution to this project. We anticipate that this new light source will exceed the performance of our existing EFO light source in efficiency, brightness and color rendering.

  •
  In June 2004, we announced an additional $1.0 million in funding from DARPA, dependent on the achievement of certain milestones, to develop an LED version of the HEDLight system. We anticipate achieving these milestones and earning the full $1.0 million by February 2006.

  •
  Also in June 2004, we announced two Small Business Innovative Research, or SBIR, awards from the Department of Energy. One is to work on an instant-on version of EFO, and the other is to develop a fast cure for the fiber production process, which would lower cost and improve throughput on the fiber production line. These awards were for an initial $100,000 for the first feasibility phase, and in June 2005 we have submitted budgets for additional funding of $750,000 for each project for the completion phase.

        Net of payments to subcontractors, we received from DARPA aggregate payments of $2.5 million in 2004 compared to $1.5 million in 2003.

        On September 19, 2005, we entered into agreements with ADLT regarding development assistance to be provided to us by ADLT and by us to ADLT. These agreements will be effective upon the sale by ADLT of the 406,645 shares of our common stock that ADLT is selling pursuant to this offering. Under the ADLT development agreement, effective on the closing of the sale of ADLT's shares pursuant to this offering, ADLT will provide us with certain consulting, research and development services, including the development of lamps to be used in our current and future EFO systems for projects.

        In addition to our agreement with ADLT, we further augment our internal research and development efforts by collaborating with other component suppliers, independent consultants and third parties. We depend substantially on these parties to undertake research and development efforts necessary to achieve improvements that would not otherwise be possible given the multiple and diverse technologies that must be integrated into our products and our limited engineering, personnel and financial resources. These third parties have no material contractual commitments to participate in these efforts, and there can be no assurance that they will continue to do so.

        Research and development expense for the years ended December 31, 2002, 2003 and 2004 were $2.3 million, $1.3 million and $1.2 million, respectively.

Manufacturing and Suppliers

        We produce our lighting systems through a combination of internal and outsourced manufacturing and assembly. Our internal lighting system manufacturing consists primarily of fiber processing, final assembly, testing and quality control. We use independent contractors to manufacture some components and sub-assemblies and have worked with a number of our vendors to design custom components to meet our specific needs. We manage inventories of domestically produced component parts on a just-in-time basis when practicable. Our quality assurance program provides for testing of all sub-assemblies at key stages in the assembly process as well as testing of finished products.

        In 2004, we initiated a program to manufacture more of our products offshore, primarily in India and Mexico. As this process continues, we expect that more high volume products will be sourced offshore where labor and component cost savings may be achieved. Under a Production Share Agreement initiated in 2003 and renewed in August 2005, we conduct contract assembly in Mexico through North American Production Sharing Inc. and Industrias Unidas de BC, SA de CV, or North American. Under this agreement North American provides administrative and manufacturing services, including labor services and the use of manufacturing facilities in Mexico for the manufacture and assembly of certain of our fiber optic systems and related equipment and components. Also in 2004, we began obtaining assembled products from ECDS, located in Cochain, India. These products are received on a purchase order basis, primarily by ocean shipment and in some cases by air freight.

        We manufacture our large core fiber based on technology obtained in our acquisition of Unison. This product is manufactured in our Solon, Ohio facility, using either an extrusion process or a cast process.

        Under a supply agreement, which was last renewed in January 2000, Mitsubishi is the sole supplier of our small diameter stranded fiber. In sales volume, our products that incorporate small diameter stranded fiber have historically been the single largest fiber product that we sell and represents significant sales volume. We expect to maintain our relationship with Mitsubishi for the supply of small diameter fiber.

        ADLT and Fiberstars have had a strategic relationship since 1997 when ADLT acquired a substantial equity interest in Fiberstars. Over the years ADLT and Fiberstars have maintained a collaborative relationship based on ADLT's position as a leading supplier of metal halide light sources and Fiberstars need for "state of the art" light source technology. As a result, we rely on ADLT for our metal halide lamps, reflectors and power supplies. To further this relationship, on September 19, 2005, we entered into several new agreements with ADLT regarding development for the continued improvement in our lamp technology. These agreements also provide for the purchase of certain coating equipment, the provision to us of certain other services, the continued supply to us of products manufactured by ADLT, and a cross-license of certain current and future intellectual property. These agreements also provide for the provision of certain development services, and the supply of certain products, by Fiberstars to ADLT. These agreements will be effective upon the sale by ADLT of the 406,645 shares of our common stock pursuant to this offering. ADLT expects to use its proceeds for general corporate purposes. A portion of ADLT's proceeds is intended to be used to fund its commitments under these agreements.

        We also rely on other sole source suppliers for other lamps, reflectors, remote control devices and power supplies. Although we cannot predict the effect that the loss of one or more of such suppliers would have on our results of operations, such loss could result in delays in the shipment of products and additional expenses associated with redesigning products and could have a material adverse effect on our operating results.

Sales, Marketing and Distribution

        Our products are sold through a combination of a direct sales force paid on commission, independent sales representatives and distributors into geographic markets throughout the world. We also intend to build an internal sales force for the sale of our EFO systems. We have been successful in hiring experienced salespeople from industry leading firms such as General Electric in order to facilitate our sales efforts. As of June 30, 2005, we had 36 sales and sales support people throughout the United States and Europe. We believe the presence of salespeople with experience at industry-leading firms provides additional credibility to our marketing of our products, particularly our EFO systems, into markets historically dominated by a few large companies. In order to maximize our sales opportunities, we have developed different sales and marketing strategies to address various target markets of our products.

Commercial Lighting

  EFO Sales and Marketing

        Our initial strategy is to sell our EFO system to several large accounts. We then plan to leverage these successes into additional installations with these and new customers. We identify key accounts through marketing efforts combining advertising, articles in trade publication and presentations at industry conferences and trade shows. The salespeople first facilitate the testing of the EFO system with a customer and then work with the customer for initial and follow-on sales. The typical test sequence is as follows: demonstrations to key executives within the store chain; small tests of prototype installations in one store department; larger tests in multiple departments; and finally, sales to store locations within chain regions. For example, a grocery store installation can include a variety of departments including seafood, deli, bakery, meat, wine and produce. These departments often display their higher margin products around the store's perimeter. In many cases the store chain derives most of its profit from these sections of the store and is willing to spend more on highlighting their merchandise. Early successes include national supermarket chains and other retailers such as Whole Foods Markets and Cinemark. For example, we have begun rolling out our EFO system in three out of the eight Whole Foods Markets regions and our EFO system is installed in 13 stores within these three regions. We expect to begin shipping products to a fourth region in the third quarter of 2005. Similarly, we have outfitted seven Cinemark store locations. We also have tests underway at 10 additional grocery store chains. Our sales successes have come as a result of our ability to demonstrate a reduction in energy costs, help the chain meet energy regulations and provide attractive lighting of the chain's merchandise.

        To increase adoption of our EFO technology, we also intend to market our systems to leading architects, lighting designers, contractors and other entities that recommend or install lighting systems. For example, we have agreements with Gensler, a leading architecture, design and planning firm, under which they assist in designing our EFO system in the markets in which they do business. Gensler also provides strategic advice to help us enhance our visibility and image within the design and construction community as a manufacturer of preferred technology.

        In addition, some utility companies have embraced our technology as an energy efficient alternative to traditional lighting systems and have begun to promote EFO to their customers.

        We also sell our EFO systems through lighting representatives who target specific lighting projects in local markets. These representatives will specify EFO systems as the lighting for projects where EFO's efficiency and lighting intensity are important. The sales representative firms are used in the United States, Canada, Europe and other international markets. We have more than 60 independent lighting representative organizations throughout the United States for our commercial lighting products, including EFO and traditional lighting products. These organizations are paid on a commission basis. Approximately 20 of these representatives account for a majority of our commercial lighting product sales. We sell our products in Europe through two subsidiaries, Crescent Lighting Ltd. in the United Kingdom and Lichtberatung Mann (LBM) in Germany. These two companies manage our sales operations in Europe, Russia and the Middle East, which, as in the United States, include sales through sub-distributors and sales representatives. In other international markets we sell through regional lighting representatives.

        We regularly attend industry conferences at which we give presentations on our products. These conferences include Lightfair, Food Marketing Institute and other United States trade shows targeted at our customers, as well as lighting industry trade shows in Europe, Australia, Japan, India and China. We have had articles on our products written in LD+A, Architectural Lighting, Architectural Record, Display and Design Ideas and Visual Merchandising and Store Design. We participate in studies conducted by independent third parties, including universities and other educational institutions, designed to evaluate the benefits of our lighting systems. We also regularly give presentations to lighting designers on the benefits of EFO systems. In addition to selling into national grocery store and retail chains directly, our sales strategy for EFO is to convince lighting designers of EFO's energy saving and accent lighting benefits. Lighting designers work with architects on larger building projects to ensure that attractive and up-to-date lighting products are used.

  Traditional Commercial Lighting Products

        Similar to our sales efforts for EFO systems, we sell our traditional fiber optic commercial lighting products through independent sales representatives. In addition, as with our EFO systems, we sell our traditional commercial lighting products in Europe, Russia and the Middle East through our subsidiaries. We also sell our traditional commercial lighting products internationally in most industrialized countries through lighting representatives, including ADLT in Australia, Magic Lite in Canada and Mitsubishi and Koto in Japan.

Pool and Spa Products

        Our sales and marketing strategy for our pool and spa lighting products differs from our strategy for our commercial lighting products. Specifically, although the end-user for our pool and spa products is primarily the residential market, we primarily focus on sales to pool builders and pool product distributors by utilizing regional sales representative organizations who specialize in such sales. Accordingly, our marketing efforts for swimming pool products depend in large part upon swimming pool builders recommending our products to their customers and adapting their swimming pool designs to include our lighting systems. Each representative organization typically has the exclusive right to sell our products within its territory, receiving commissions on territory sales. In addition to using regional sales representatives, we also market our products to regional and national distributors in the swimming pool market. These distributors stock our products to fill orders received from swimming pool builders. Some of these distributors also engage in limited marketing activities in support of our products. We also market to certain large national pool builders under which they may purchase systems directly from us and offer our products with their swimming pools. To a lesser extent, we enter into incentive arrangements to encourage pool builders to purchase our products. We provide pool builders and independent sales representatives with marketing tools, including promotional videos, showroom displays and demonstration systems. We also use trade advertising and direct mail in addition to an ongoing program of sales presentations to pool builders and distributors.

        SCP, the largest pool distributor in the United States and our largest pool customer, accounted for approximately 9%, 11% and 10% of our net sales in 2002, 2003 and 2004, respectively, and 14% of our sales in the first six months of 2005. We expect to maintain our business relationship with SCP; however, a cessation or substantial decrease in the volume of purchases by this customer could reduce availability of our products to end users and have a material adverse effect on our net sales and results of operations. At December 31, 2004, SCP accounted for 10% of accounts receivable and at December 31, 2003, they accounted for 14% of accounts receivable.

        Sales of our swimming pool products follow a seasonal pattern. This typically results in higher sales in the second and fourth quarters as pool distributors stock shelves for the spring and summer seasons. First quarter pool sales tend to be the lowest for a given year. Consistent with industry practice, we provide extended terms to distributors for shipments in the fourth quarter of a given year whereby they receive products in November and December for which they pay in equal installments from March through June of the following year.

        We sell the majority of our swimming pool lighting systems within the United States, Canada and Australia. Our pool lighting sales in Europe were not material in 2002, 2003 or 2004.

Competition

        Our products compete with conventional electric lighting systems and with a variety of lighting products, including conventional light sources such as incandescent light bulbs as well as metal halide lamps, LEDs, compact fluorescent lamps and decorative neon lighting. Our EFO systems compete with conventional electrical lighting systems, other fiber optic lighting systems, and alternative energy efficient lighting products such as compact fluorescent lighting. Our traditional commercial lighting products compete with other lighting products primarily in the areas of down lighting, accent lighting and signage lighting. Our pool and spa lighting products compete with other sources of pool and spa lighting in the areas of in-pool lighting, including colored and color changing underwater lighting, and pool and spa accent lighting. Principal competitive factors include price, performance, ease of installation and maintenance requirements.

        Our EFO systems compete with conventional electrical lighting technologies and with other sources of accent and down lighting such as ceramic metal halide, halogen and incandescent bulbs. Our EFO systems compete with traditional electrical lighting systems and other fiber optics systems in markets where energy efficiency, ease of installation and lower maintenance costs are principal competitive factors. Our EFO systems also compete with manufacturers of lamps and fixtures who may sell their products to end-users as a system or as individual components.

        We expect that our ability to compete effectively with conventional lighting technologies, other fiber optic lighting products and new lighting technologies that may emerge will depend substantially upon achieving greater performance and reducing the cost of our EFO systems. Principal competitors in the EFO market include large lamp manufacturers and lighting fixture companies whose financial resources substantially exceed ours. These conventional lighting companies may introduce new or improved products that may reduce or eliminate some of the competitive advantages of our products. We anticipate the primary competition to our EFO systems will come from new technologies which offer increased energy efficiency, lower maintenance costs and/or lower heat radiation.

        In traditional commercial lighting, we compete primarily with local and regional neon lighting manufacturers that, in many cases, are more established in their local markets than we are. In traditional commercial lighting, fiber optic lighting products are offered by a number of smaller companies, some of which compete aggressively on price. Some of these competitors offer products with performance characteristics similar to our products. Additionally, some conventional lighting companies now manufacture or license fiber optic lighting systems that compete with our products. Schott, a German glass fiber company, markets fiber optic systems in the United States. Many companies compete with us in Asia, including Philips, Mitsubishi, Bridgestone and Toray. Mitsubishi also sells our BritePak fiber cables in Japan. In addition, we compete with Toray in the manufacturing of stranded small diameter optical fiber in the special effects lighting market.

        In the pool and spa market, we face competition from suppliers and distributors who bundle lighting and non-lighting products and sell these packages to pool builders and installers. In addition, we face competition directly from manufacturers who produce their own lighting systems and components. For example, in the pool market, competitive products are offered by Pentair's American Products Division, a major manufacturer of pool equipment and supplies, as well as Super Vision International. In the spa business, spa manufacturers install LED lighting systems during the manufacturing process. We intend to develop new fiber optic lighting products that are complementary to traditional pool lights currently sold by pool equipment suppliers. To maximize the sales of these new products, we plan to leverage our well-established presence in the pool and spa lighting market.

        While we cannot predict the impact of competition on our business, we believe that an increase in the rate of our market expansion may be accompanied by increased competition. Increased competition could result in price reductions, reduced profit margins and loss of market share, developments which could adversely affect our operating results. There can be no assurance that we will be able to continue to compete successfully against current and future competitors.

Employees

        As of June 30, 2005, we had 112 full time employees, of whom 36 were involved in sales, marketing and customer service, 18 in research and product development, 44 in assembly and quality assurance, and 14 in finance and administration. From time to time, we employ part-time personnel in various capacities, primarily assembly and clerical support. In addition, we have 35 contract employees in Mexico. We have never experienced a work stoppage. No employees are subject to any collective bargaining agreement, and we believe our employee relations to be good.

        We believe that our future success will depend to a large extent on the continued contributions of certain employees, many of whom would be difficult to replace, and on our ability to attract and retain qualified technical, sales, marketing and management personnel, for whom competition is intense. The loss of or failure to attract and retain any such persons could delay product development cycles, disrupt our operations or otherwise harm our business or results of operations.

Properties

        Currently, our principal executive offices and manufacturing and assembly facilities are located in a 60,000 square foot facility in Fremont, California, under a lease agreement expiring in 2006. As we announced in June 2005, we plan to relocate our facility in Fremont, California to our facilities in Solon, Ohio by the end of 2005. We have other offices in Ohio and New York and in the United Kingdom. We also own a local office in Berching, Germany. We believe that our current facilities are adequate to support our current and anticipated near-term operations and that our facilities following the relocation will be adequate to support our anticipated operations. Should we need additional space in the future, we believe that we can obtain this additional space at commercially reasonable terms.

Legal Proceedings

        We are a third-party defendant in a lawsuit pending in the Court of Common Pleas, Cuyahoga County, Ohio filed September 21, 2004. In that matter Sherwin-Williams Company, brought suit against defendant and third-party plaintiff, Wagner Electric Sign Company, or Wagner, for alleged breach of warranty and breach of contract in connection with an allegedly defective sign manufactured and sold by Wagner. The complaint alleges approximately $142,000 in compensatory damages. The third-party plaintiff, Wagner, has cross-claimed against us requesting unspecified damages alleging that the signs' failure, if any, arises from defective fiber optic lighting components, instructions and/or services purportedly supplied to it by us. We deny these allegations in our responsive pleadings and discovery proceeds on all claims. While we cannot predict as to the ultimate outcome of the litigation, we do not currently believe its outcome will have a material impact on our financial condition.

        On September 8, 2005, we entered into a settlement agreement with Pentair Water Pool and Spa, Inc. In a lawsuit filed against us on April 5, 2005 in the United States District Court, Northern District of California, Pentair alleged that the manufacture, use and sale of our FX Pool Light infringed three United States patents that Pentair claims to own relevant to certain synchronized light technology. On September 12, 2005, we filed a dismissal, with prejudice, of our counterclaims and, in accordance with the terms of the settlement agreement, Pentair will file a dismissal, with prejudice, of its complaint.

        We may also from time to time become involved in legal proceedings in the ordinary course of business.

MANAGEMENT

Executive Officers and Directors of the Registrant

        Our executive officers and directors and their ages as of October 1, 2005, are:

Name	Age	Position
John M. Davenport	60	Chief Executive Officer, Chief Operating Officer and Director
Roger Buelow	32	Chief Technology Officer and Vice President, Engineering
Robert A. Connors	57	Vice President, Finance and Chief Financial Officer
Ted des Enfants	33	Vice President and General Manager, Fiberstars EFO
Barry R. Greenwald	59	Senior Vice President and General Manager, Pool Division
John B. Stuppin(1)(2)	72	Chairman of the Board
Jeffrey H. Brite	57	Director
Ronald A. Casentini(1)	67	Director
Michael A. Kasper(1)(2)	55	Director
Paul von Paumgartten	58	Director
David N. Ruckert	67	Director
Philip Wolfson(1)(2)	62	Director

(1)
Member of Audit Committee
(2)
Member of Compensation Committee
(3)
Member of Nominating and Corporate Governance Committee

        Mr. Davenport was appointed our Chief Executive Officer and a director in July 2005. Mr. Davenport joined us in November 1999 as Vice President, Chief Technology Officer and was appointed Chief Operating Officer in July 2003. Prior to joining Fiberstars, Mr. Davenport served as President of Unison Fiber Optic Lighting Systems, LLC, or Unison, from 1998 to 1999. Mr. Davenport began his career at GE Lighting in 1972 as a research physicist and thereafter served 25 years in various capacities including GE Lighting's research and development manager and as development manager for high performance LED projects. He is a recognized expert in light sources, lighting systems and lighting applications, with special emphasis in low wattage discharge lamps, electronic ballast technology and distributed lighting systems using fiber optics.

        Mr. Buelow was appointed our Chief Technology Officer in July 2005. Mr. Buelow has also served as our Vice President, Engineering since February 2003. Prior to joining Fiberstars in 1999, he served as Director of Engineering for Unison from 1998 to 1999. Prior to that he served four years as an engineer at GE Lighting working on several fiber optic lighting projects. Mr. Buelow is a Certified Quality Engineer with five utility patents.

        Mr. Connors joined us in July 1998 as Vice President, Finance, and Chief Financial Officer. From 1984 to 1998, Mr. Connors held a variety of positions for Micro Focus Group Plc, a software company, including Chief Financial Officer and Chief Operating Officer. Prior to working for Micro Focus Group Plc, he held senior finance positions with Eagle Computer and W. R. Grace.

        Mr. des Enfants joined us in January 2004 as Vice President and General Manager, Fiberstars EFO. From 1994 to 2003, Mr. des Enfants held a variety of positions with the GE Lighting, most recently as District Sales Manager in the New York region. From 1998 to 2001, he was National

Account Manager with GE Lighting and from 1994 to 1998 held various Sales and Sales Manager positions at GE Lighting.

        Mr. Greenwald joined us in October 1989 as General Manager, Pool Division. He became Vice President in September 1993 and Senior Vice President in February 1997. Prior to joining the Company, Mr. Greenwald served as National Sales Manager at Aquamatic, a swimming pool accessory company, from August 1987 to October 1989. From May 1982 to August 1987, Mr. Greenwald served as National Sales Manager at Jandy Inc., a swimming pool equipment company.

        Mr. Stuppin was elected Chairman of the Board in May 1995. Since September 1987, Mr. Stuppin has served in various executive capacities with Neurobiological Technologies, Inc., or NTI, a biomedical development company he co-founded, and he currently serves as a director of NTI. Mr. Stuppin also has been an investment banker and a venture capitalist, with over 40 years of experience in the founding and management of companies active in emerging technologies.

        Mr. Brite joined the board in July 2003. From January 2002 to the present he has served as Director of Product Development for Gensler, a leading global design, planning and strategic consulting firm. From 1996 to 2002, prior to joining Gensler, Mr. Brite was partner and Chief Executive Officer of NeoRay, a lighting company which was sold to Cooper Lighting. Prior to joining NeoRay, Mr. Brite founded a lighting distribution business and a real estate firm.

        Mr. Casentini joined the board in September 2005. Since 1980 he has served as treasurer, secretary and a director of Xidak, Inc., a software company he co-founded. He has also served as president and a director of The Anorcase Foundation, a private operating foundation since November 2000. Mr. Casentini has more than 30 years experience working with entrepreneurial companies, particularly in the emerging technology sector, and venture capital investment firms. He has served in various executive capacities for a number of companies with which he was associated, principally as Chief Financial Officer and financial advisor to their boards of directors.

        Mr. Kasper joined the board in November 2004. From March 2003 to the present he has served as President and CEO of United Way of Sonoma-Mendocino-Lake counties in California. From January 1997 to March 2003, he served as a director for United Way of Sonoma-Mendocino-Lake counties in California. Prior to that, from February 1996 to June 2001, Mr. Kasper was Vice President, Human Resources at JDS Uniphase Corporation, a telecommunications firm. At JDS Uniphase he was operations general manager at their OCLI subsidiary. From June 1972 to September 1995, Mr. Kasper was an executive, holding various positions, at Procter & Gamble Company, a consumer products company.

        Mr. von Paumgartten joined the board in October 2004. From 1982 up to the present he as held various positions at Johnson Controls, Inc., most recently serving as Director, Energy & Environment since October 1999. Prior to that he was Director of Performance Contracts at Johnson Controls, Inc. Mr. von Paumgartten also was instrumental in the formation of Leadership in Energy and Environmental Design, or LEED, the energy efficiency qualification program of the U.S. Green Building Council. This is a qualification program for sustainable design developed by an industry coalition representing many segments of the building industry. Mr. von Paumgartten serves as treasurer for LEED.

        Mr. Ruckert has served as a director since November 1987. Mr. Ruckert served as our President since November 1987 until his retirement on September 30, 2005 and served as our Chief Executive Officer from November 1987 to July 2005. Mr. Ruckert joined Fiberstars in November 1987 as President, Chief Operating Officer and a director. He served as our Chief Executive Officer from October 1988 to July 2005 and served as our Secretary from February 1990 to February 1994. From June 1985 to October 1987, he was Executive Vice President of Greybridge, a toy company which he co-founded that was later acquired by Worlds of Wonder in 1987. Prior to that time, he was Executive Vice President of Atari from October 1982 to June 1984 and was a Manager/Vice President of Bristol-Myers Company in New York from October 1966 to October 1982.

        Dr. Wolfson joined the board in January 1986. Since 1998, Dr. Wolfson has served as Chief Executive Officer of Phytos, Inc., an herbal medicine development company. He has been Assistant Clinical Professor at the University of California School of Medicine in San Francisco since 1986 and has maintained a private practice in psychiatric medicine since 1982. Dr. Wolfson also served as a director and a consultant to NTI from 1989 to 1992.

EXECUTIVE COMPENSATION AND OTHER MATTERS

Summary Compensation Table

        The following table sets forth all compensation for services rendered in all capacities to the Company for the three fiscal years ended December 31, 2004 for our Chief Executive Officer and our four other most highly compensated executive officers as of December 31, 2004.

Summary Compensation Table

Long-Term Compensation
Annual Compensation
Name and Position(s)				Shares Underlying(1) Options (#)	All Other Compensation(2)
	Year	Salary ($)	Bonus ($)
David N. Ruckert President and Chief Executive Officer	2004 2003 2002	$221,384 207,923 221,384	– – –	– 25,000 –	$9,314 11,031 9,924
John M. Davenport Chief Operating Officer and Chief Technology Officer	2004 2003 2002	200,000 187,500 178,000	– – –	20,000 20,000 110,000	773 773 773
Barry R. Greenwald Senior Vice President, Pool & Spa Division	2004 2003 2002	177,550 185,823 174,180	– – –	15,000 – –	1,113 1,603 1,707
Ted des Enfants Vice President, U.S. Commercial Sales	2004 2003 2002	146,448 – –	– – –	25,000 – –	107 – –
Robert A. Connors Vice President, Finance Chief Financial Officer	2004 2003 2002	166,000 156,000 166,000	– – –	– 15,000 –	807 620 620

(1)
Excludes options subject to automatic regrant upon expiration of prior granted but unexercised options, which includes 50,000 options regranted to David Ruckert in 2003 and 50,000 options regranted to Robert Connors in 2003.

(2)
Represents premiums paid on life insurance policies for the officer's benefit.

Stock Options Granted in Fiscal 2004

        The following table sets forth certain information for the year ended December 31, 2004 with respect to stock options granted to the individuals named in the Summary Compensation Table above.

Option Grants in Fiscal Year 2004

	Individual Grants
Name	Number of Shares Underlying Options Granted(#)(1)	% of Total Options Granted to Employees in Fiscal Year(2)	Exercise or Base Price ($/share)(3)	Expiration Date(4)	Grant Date Value(5)
David N. Ruckert	–	–	–	–	–
John M. Davenport	20,000	7.3%	$7.23	5/19/2014	$86,232
Barry R. Greenwald	15,000	5.5%	$7.00	10/28/2014	47,061
Ted des Enfants	25,000	9.2%	$6.50	5/19/2014	114,540
Robert A. Connors	–	–	–	–	–

(1)
Such stock options vest as to 25% of the shares covered by the respective options on each anniversary of the grant date, becoming fully vested on the fourth anniversary of the date of grant. Under the terms of our 2004 Stock Incentive Plan, the Board of Directors or a duly appointed committee of the Board retains the discretion, subject to certain limitations within the option plan, to modify, extend, or renew outstanding options and to reprice outstanding options, and to accelerate the vesting of options in the event of any merger, consolidation, or reorganization in which we are not the surviving corporation. Options may be repriced by canceling outstanding options and reissuing new options with an exercise price equal to the fair market value on the date of reissue which may be lower than the original exercise price of such canceled options.

(2)
Based on 273,000 options granted to employees in fiscal year 2004.

(3)
The exercise price on the date of grant was equal to 100% of the fair market value on the date of grant.

(4)
Subject to earlier termination upon certain events related to termination of employment.

(5)
The grant date present value is based on a Black-Scholes calculation using the following assumptions: time of exercise: five years; risk-free interest rate: 3%; volatility: 48%; dividend yield: none.

Option Exercises and Fiscal 2004 Year End-Value

        The following table provides certain information concerning exercises of options to purchase our common stock in the fiscal year ended December 31, 2004, and unexercised options held as of December 31, 2004, by the individuals named in the Summary Compensation Table.

Aggregate Options Exercises in Last Fiscal Year and Fiscal Year-End Option Values

					Value of Unexercised In-the-Money Options/SARs at Fiscal Year-End($)(1)(2)
			Number of Unexercised Options at Fiscal Year-End(#)
Name	Shares Acquired on Exercise(#)	Value Realized($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
David N. Ruckert	77,500	$307,617	161,250	48,750	$795,638	$219,138
John M. Davenport	50,000	159,430	105,000	95,000	488,800	457,750
Barry R. Greenwald	21,000	87,270	35,000	25,000	162,650	101,000
Ted des Enfants	–	–	–	25,000	–	88,500
Robert A. Connors	11,000	48,880	82,750	21,250	411,573	90,425

(1)
Based upon the closing price of our common stock on the Nasdaq National Market on the last trading day of fiscal year 2004, which was $10.04.

        In 2001, executive officers were granted options, the vesting of which was contingent upon achievement of certain objectives during 2004. As these objectives were not achieved, the vesting of the options was not accelerated, but roll forward to a future year when the vesting may be accelerated if the objectives for that future year are met.

Employment Agreements and Change in Control Agreements

        We have entered into an agreement with Mr. Ruckert regarding the severance package to be paid upon his resignation as our Chief Executive Officer. The agreement was approved by our Compensation Committee on June 28, 2005, and was effective as of July 1, 2005. Under the terms of this agreement, Mr. Ruckert remains a director and will remain as President until September 30, 2005. We will pay Mr. Ruckert a severance payment equal to 18 months of his current base salary, which will be paid over 3 years beginning in October 2005. However, should we undertake a financing transaction, under certain circumstances any unpaid severance amount would be immediately payable in a lump sum. In addition, any of Mr. Ruckert's outstanding unvested options will immediately vest on, or under certain circumstances before, October 1, 2005. Should we undertake a financing transaction prior to Mr. Ruckert's exercising the remainder of his options, under certain circumstances Mr. Ruckert would be allowed to sell the shares underlying these options in such a financing.

        We have entered into an agreement with Mr. Davenport regarding his employment as our Chief Executive Officer. The material terms of the agreement were approved by our Compensation Committee on June 28, 2005, and the agreement became effective as of July 1, 2005. Under the terms of this agreement, Mr. Davenport will serve as Chief Executive Officer and, subsequent to Mr. Ruckert's resignation at the end of September, as our President. Mr. Davenport will receive a base salary of $250,000 per year. He is also eligible to receive a minimum bonus of 25% of his base salary if we achieve the operating income plan established for each year, or up to a maximum bonus of 50% of his base salary if we exceed the operating income plan. Each year the operating income plan will be negotiated between Mr. Davenport and the Board of Directors. On July 1, 2005, Mr. Davenport received an option to purchase 200,000 shares of our common stock at an exercise price equal to the closing price of our common stock on the date of grant. This option will vest as to 25% of the shares on each anniversary of the grant date, becoming fully vested on the fourth anniversary. Mr. Davenport is also eligible to receive additional options to purchase from 50,000 shares up to 100,000 shares of our common stock, to be granted on each of December 31, 2006 and December 31, 2007, if we achieve certain revenue targets for the fiscal years ended December 31, 2006 and 2007, respectively.

        We have entered into agreements with Messrs. Buelow, Connors, des Enfants and Greenwald regarding severance payment under certain conditions. These agreements replace certain previous agreements we had with Messrs. Connor and Greenwald. Under these agreements, each of these officers is entitled to receive severance payments in the event their employment with us is terminated without cause, or if such officer terminates his employment following a material reduction in his responsibilities inconsistent with his position and past responsibilities and under certain other conditions, including under certain conditions following a change in control as such term is defined in his agreement. Each individual will receive severance payments for a period of months equal to the total number of years he was employed with us. The amount of each individual's monthly severance payment will equal the total monthly salary he was receiving immediately prior to the termination of his employment plus the monthly average of commission or other contingent compensation received during the preceding twelve months, excluding equity compensation.

PRINCIPAL AND SELLING SHAREHOLDERS

        The following table sets forth certain information concerning the beneficial ownership of the shares of our common stock as of September 30, 2005 by:

  •
  each person who is known by us to own beneficially more than 5% of our outstanding common stock;

  •
  each of our executive officers;

  •
  each of our directors;

  •
  all of our executive officers and directors as a group; and

  •
  each of the selling shareholders.

        Effective July 1, 2005, Mr. Ruckert resigned from the office of Chief Executive Officer as part of our planned management succession in anticipation of his retirement. In connection with Mr. Ruckert's retirement and his related financial planning, we have agreed to allow Mr. Ruckert to participate in this offering.

	Shares Beneficially Owned Prior to the Offering(2)			Shares Beneficially Owned After the Offering(2)
			Number of Shares Being Offered
Name and Address of Beneficial Owner(1)	Number	%		Number	%
5% Shareholders:
Welch & Forbes LLC(3)	606,128	7.4%	–	606,128	5.7%
Glenn Doshay(4)	450,000	5.5	–	450,000	4.2
Advanced Lighting Technologies, Inc.(5)	406,645	5.0	406,645	—	*
Executive Officers and Directors:
John M. Davenport(6)	134,950	1.7	–	134,950	1.3
Roger Buelow(7)	41,727	*	–	41,727	*
Robert A. Connors(8)	58,750	*	–	58,750	*
Ted des Enfants(9)	9,375	*	–	9,375	*
Barry R. Greenwald(10)	50,514	*	–	50,514	*
John B. Stuppin(11)	209,941	2.6	–	209,941	2.0
Jeffrey H. Brite(12)	59,916	*	–	59,916	*
Ronald A. Casentini(13)	1,667	*	–	1,667	*
Michael A. Kasper(14)	14,166	*	–	14,166	*
Paul von Paumgartten(15)	12,916	*	–	12,916	*
David N. Ruckert(16)	365,573	4.4	300,000	65,573	*
Philip E. Wolfson, M.D.(17)	75,207	*	–	75,207	*
All directors and executive officers as a group (13 persons)(18)	1,031,836	12.7%	300,000	731,836	6.9%

*
Represents less than 1% of the outstanding shares of our common stock.

(1)
Unless otherwise indicated, the address of each officer or director is c/o Fiberstars, Inc., Attention: Investors Relations, 44259 Nobel Drive, Fremont, California 94538.

(2)
To our knowledge, the persons named in the table have sole voting and dispositive power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the notes to this table. Beneficial ownership is determined in accordance with the rules and regulations of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of our common stock subject to options held by that person that are currently exercisable or exercisable within 60 days of September 30, 2005 are deemed outstanding. These shares, however, are not deemed outstanding for the purposes of computing ownership of any other person. Applicable percentage ownership prior to the offering is based on 8,143,074 shares of common stock outstanding as of September 30, 2005. Applicable percentage ownership after the offering is based on 8,143,074 shares of common stock outstanding as of September 30, 2005 plus the 2,500,000 shares sold in the offering. In addition, the table assumes no exercise by the underwriters of their over-allotment option to purchase additional shares of common stock from us and the selling shareholders.

(3)
Based solely on information provided by Welch & Forbes LLC. Welch & Forbes LLC business address is 45 School Street, Boston, MA 02108.

(4)
According to an amended Schedule 13G, filed by Glenn Robert Doshay with the Securities and Exchange Commission on June 9, 2004, Mr. Doshay beneficially owns 450,000 shares, of which 92,308 shares are issuable upon exercise of warrants that are immediately exercisable. Mr. Doshay's address is 6279 Via Campo Verde, Rancho Santa Fe, CA 92067.

(5)
According to a Schedule 13D, filed on August 8, 2005 by the selling shareholder, Saratoga Management Company LLC, or Saratoga Management, is the Managing Member of Saratoga Lighting Holdings LLC, or Saratoga Lighting, and makes all investment decisions on behalf of Saratoga Lighting. Saratoga Associates IV LLC, or Saratoga Associates, is the General Partner of Saratoga Partners IV, L.P, or Saratoga Partners, and has appointed Saratoga Management as Manager of Saratoga Partners. Saratoga Management and Saratoga Associates make all investment decisions for Saratoga Partners. Saratoga Management is also Managing Member of Saratoga Coinvestment IV LLC, or Saratoga Coinvestment, and makes all investment decisions on behalf of Saratoga Coinvestment. The Saratoga parties share voting power over 98.8% of the selling shareholder's voting stock and have investment and dispositive power over our common stock held by the selling shareholder. The selling shareholder's business address is 32000 Aurora Road, Solon, Ohio 44139.

(6)
Includes 85,000 shares subject to options exercisable within 60 days of September 30, 2005.

(7)
Includes 8,750 shares subject to options that are exercisable within 60 days of September 30, 2005.

(8)
Includes 53,750 shares subject to options exercisable within 60 days of September 30, 2005.

(9)
Consists of 9,375 shares subject to options exercisable within 60 days of September 30, 2005.

(10)
Includes 39,062 shares subject to options exercisable within 60 days of September 30, 2005.

(11)
Includes 59,166 shares subject to options that are exercisable within 60 days of September 30, 2005 and 8,060 shares subject to warrants that are exercisable within 60 days of September 30, 2005.

(12)
Consists of 59,916 shares subject to options exercisable within 60 days of September 30, 2005.

(13)
Consists of 1,667 shares subject to options that are exercisable within 60 days of September 30, 2005.

(14)
Consists of 14,166 shares subject to options that are exercisable within 60 days of September 30, 2005.

(15)
Consists of 12,916 shares subject to options exercisable within 60 days of September 30, 2005.

(16)
Shares beneficially owned prior to the offering, includes 160,000 shares subject to options that are exercisable within 60 days of September 30, 2005.

(17)
Includes 44,916 shares subject to options that are exercisable within 60 days of September 30, 2005.

(18)
Shares beneficially owned prior to the offering includes 556,744 shares subject to options which are exercisable within 60 days of September 30, 2005 and 8,060 shares subject to warrants exercisable within 60 days of September 30, 2005. Shares beneficially owned after the offering includes 396,744 shares subject to options which are exercisable within 60 days of September 30, 2005 and 8,060 shares subject to warrants exercisable within 60 days of September 30, 2005.

RELATED PARTY TRANSACTIONS

        We entered into a consulting agreement with Jeffrey H. Brite, a member of our board of directors, effective date of November 1, 2004. As a consultant under this agreement, Mr. Brite is to assist our President and Vice President of Sales in identifying, contacting and making introductions to key building project personnel in a position to facilitate the purchase of our products. Under this agreement we (i) granted Mr. Brite fully vested options to purchase 40,000 shares of our common stock at a per share exercise price of $7.23 and (ii) agreed to pay Mr. Brite an annual cash payment of $50,000 to be paid in equal quarterly payments during each of the calendar years 2005, 2006 and 2007.

        We entered into a consulting agreement with Gensler Architecture, Design & Planning, P.C., a New York Professional Corporation, or Gensler, effective November 1, 2004 through December 15, 2007. Mr. Jeffrey H. Brite, a member of our Board of Directors, is an employee of Genlser. Under this consulting agreement, Gensler provides contract services to us in the areas of fixture design targeted at expanding the market for our EFO products. Gensler has agreed to assist us with matters of structure, procedure and practices as they relate to the design, real estate and procurement communities, and to advise us on strategies to enhance our visibility and image within the design and construction community as a manufacturer of preferred technology. We have agreed to compensate Gensler with (a) a one-time cash payment of $60,750 for services delivered in advance of the completion of the negotiation of the consulting agreement, (b) $50,000 annual cash payments to be paid in quarterly installments of $12,500 in arrears for each of the calendar years 2005, 2006 and 2007, and (c) an option to purchase 75,000 shares of our common stock at a per share exercise price of $6.57, vesting over three years. In 2004, we paid Gensler $60,750 under this agreement.

UNDERWRITING

        Merriman Curhan Ford & Co., W.R. Hambrecht + Co., LLC and Pacific Growth Equities, LLC are acting as the underwriters. We, the selling shareholders and the underwriters named below have entered into an underwriting agreement with respect to the common stock being offered by this prospectus. In connection with this offering and subject to certain conditions, each of the underwriters named below has severally agreed to purchase, and we and the selling shareholders have agreed to sell, the number of shares of common stock set forth opposite the name of each underwriter.

Underwriters	Number of Shares of Common Stock
Merriman Curhan Ford & Co.
W.R. Hambrecht + Co., LLC
Pacific Growth Equities, LLC

Total	3,206,645

        The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the common stock if they buy any of it (other than those shares covered by the over-allotment option described below).

        The underwriters have advised us that they propose to offer the common stock to the public at the public offering price indicated on the cover page of this prospectus, which includes the indicated underwriting discount. After the public offering, the underwriters may change the offering price and other selling terms.

        The underwriters have advised us that they do not intend to confirm sales of the common stock to any account over which they exercise discretionary authority in an aggregate amount in excess of 5% of the total securities offered by this prospectus.

        We have granted to the underwriters an option, exercisable as provided in the underwriting agreement and expiring 30 days after the effective date of this offering, to purchase up to an additional 480,997 shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of the common stock offered by this prospectus, if any. To the extent that the underwriters exercise this option, each of the underwriters will become obligated, subject to conditions, to purchase approximately the same percentage of these additional shares of common stock as the number of shares of common stock to be purchased by it in the above table bears to the total number of shares of common stock offered by this prospectus. We and the selling shareholders will be obligated, pursuant to the option, to sell these additional shares of common stock to the underwriters to the extent the option is exercised. If any additional shares of common stock are so purchased, the underwriters will offer the additional shares on the same terms as those on which the 3,206,645 shares are being offered. If the underwriters exercise the over-allotment option in full, the total price to the public would be $            , the total underwriting discounts and commissions would be $            , and the total proceeds (before payment of expenses of this offering) would be $            .

        The underwriting discounts and commissions per share are equal to the public offering price per share of common stock less the amount paid by the underwriters to us and to the selling shareholders per share of common stock. The underwriting discounts and commissions are            % of the public offering price. We and the selling shareholders have agreed to pay the underwriters the following discounts and commissions, assuming either no exercise or full exercise by the underwriters of the underwriters' over-allotment option:

Total Fees
	Fees Per Share	Without Exercise of Over-Allotment Option	With Full Exercise of Over-Allotment Option
Discounts and commissions paid by us	$	$	$
Discounts and commissions paid by the selling shareholders	$	$	$

Total

        In addition, we estimate that our share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            . The selling shareholders' share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $            .

        Each of our directors and executive officers, certain other employees, and certain holders of our common stock (and securities exchangeable for, or convertible into or exercisable for, our common stock), have agreed with the underwriters not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters. This consent may be given at any time without public notice. The agreement does not apply to the exercise of options or warrants or the conversion of a security outstanding on the date of this prospectus and which is described in this prospectus, nor does it apply to transfers or dispositions made as bona fide gifts or to trusts for estate planning purposes where the donee/transferee signs a lock-up agreement. There are no agreements between the underwriters and any of our shareholders or affiliates releasing them from these lock-up agreements prior to the expiration of the 90-day period. In addition, we have agreed with the underwriters not to make certain issuances or sales of our securities for a period of at least 90 days after the date of the final prospectus relating to this public offering, without the prior written consent of Merriman Curhan Ford & Co. on behalf of the underwriters.

        Until the distribution of the shares offered by this prospectus is completed, rules of the SEC may limit the ability of the underwriters to purchase and sell shares. As an exception to these rules, the underwriters may engage in open-market transactions that stabilize the price of the shares in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. These transactions may include short sales, purchases to cover positions created by short sales and stabilizing transactions, and may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

        Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. Covered short sales are sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares of common stock from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option.

        Naked short sales are any sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if underwriters are concerned that there may be downward pressure on the price of the shares in the open market prior to the completion of the offering.

        Stabilizing transactions consist of various bids for or purchases of our common stock made by the underwriters in the open market prior to the completion of the offering.

        The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.

        Purchases to cover a short position and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. Additionally, these purchases, along with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the shares. In addition, neither we nor the underwriters can represent that the underwriters will engage in these types of transactions or that these types of transactions, once commenced, will not be discontinued without notice.

        In connection with this offering, certain underwriters who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Securities Exchange Act of 1934, as amended, during the business day prior to the pricing of the offering before the commencement of offers or sales of the common stock. Passive market makers must comply with applicable volume and price limitations and must be identified as such. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid of such security; if all independent bids are lowered below the passive market makers' bid, however, such bid must then be lowered when certain purchase limits are exceeded.

        The underwriting agreement provides that we and the selling shareholders will indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, or the Securities Act. We have been advised that, in the opinion of the SEC, indemnification for liabilities under the Securities Act is against public policy as expressed in the Securities Act and is therefore unenforceable.

        The public offering price of the common stock offered by this prospectus will be determined by negotiation between us and the underwriters. Among the factors to be considered in determining the public offering price of the common stock are:

  •
  the market price of our common stock;

  •
  our history and our prospects;

  •
  the industry in which we operate;

  •
  the present stage of our development, including the status of, and development prospects for, our proposed products and services;

  •
  our past and present operating results;

  •
  the market capitalizations and stages of development of other companies that we and the underwriters believe to be comparable to our business;

  •
  the previous experience of our executive officers; and

  •
  the general condition of the securities markets at the time of this offering.

        The offering price stated on the cover page of this prospectus should not be considered an indication of the actual value of the common stock. That price is subject to change as a result of market conditions and other factors, and we cannot assure you that the common stock can be resold at or above the public offering price. There are no plans by Merriman Curhan Ford & Co. or us to use any forms of prospectus other than printed prospectuses.

INFORMATION REGARDING MERRIMAN CURHAN FORD & CO.

        Merriman Curhan Ford & Co., the lead managing underwriter of the offering, was organized and registered as a broker-dealer in 2002. Since 2002, Merriman Curhan Ford & Co. has managed and underwritten 15 public offerings of equity securities. From time to time, Merriman Curhan Ford & Co. has provided, and continues to provide, investment banking and other services to us for which it receives customary fees and commissions. Other than the foregoing, Merriman Curhan Ford & Co. does not have any material relationship with us or any of our officers, directors or controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

LEGAL MATTERS

        The validity of our common stock offered by this prospectus is being passed upon for Fiberstars, Inc. by Pillsbury Winthrop Shaw Pittman LLP, Palo Alto, California. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California, is acting as counsel to the underwriters in connection with certain legal matters relating to our common stock offered hereby.

EXPERTS

        The financial statements for the years ended December 31, 2003 and 2004 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The financial statements for the year ended December 31, 2002 incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference room at 100 F Street, N.E., Washington, D.C. Please call the Commission at 1-202-551-8090 for more information on its public reference room. In addition, we are an electronic filer. The Commission also maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

        Our telephone number is (510) 490-0719 and our website address is located at http://www.fiberstars.com. The information contained in our website does not form any part of this prospectus. However, we make available free of charge through our website our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file this material with, or furnish it to, the SEC.

        We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to us and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

DOCUMENTS INCORPORATED BY REFERENCE

        The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2004.

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005.

  •
  Our Current Reports on Form 8-K filed on March 2 (except as to Item 7.01, which shall not be incorporated by reference into this Registration Statement), March 16 (reporting under Item 1.01), April 27, May 10, June 28 (except as to Item 7.01, which shall not be incorporated by reference into this Registration Statement), June 30, July 6, July 25, August 3, August 18, September 19 and September 23, 2005 and Form 8-K/A filed on May 13 and May 24, 2005.

  •
  The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on May 19, 1994.

  •
  The description of our Series A Participating Preferred Stock Purchase Rights contain in our registration statement on Form 8-A filed under the Exchange Act on September 21, 2000, as amended by Form 8-A/A filed on April 17, 2002, July 15, 2003 and February 10, 2004.

        You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

44259 Nobel Drive, Fremont, CA 94538
(510) 490-0719

        We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.

3,206,645 Shares

Fiberstars, Inc.

Common Stock

Merriman Curhan Ford & Co.

WR Hambrecht + Co

Pacific Growth Equities, LLC

                        , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. Normal commission expenses and brokerage fees are payable individually by the selling shareholders. All amounts are estimated except the SEC registration fee.

Amount
SEC registration fee	$5,291
NASD filing Fee	4,996
Accounting fees and expenses	100,000
Printing and engraving	20,000
Legal fees and expenses	400,000
Blue Sky fees and expenses	10,000
Miscellaneous fees and expenses	9,713

Total	$550,000

Item 15. Indemnification of Directors and Officers

        Section 317 of the California Corporations Code authorizes a court to award or a corporation's board of directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933. Article IV of our Amended and Restated Articles of Incorporation (Exhibit 3.1 to our Annual Report on Form 10-K for the year ended December 31, 2000 (File No. 0-24230)) and Article VI of our Bylaws, as amended (Exhibit 3(ii) to our Current Report on Form 8-K filed on July 25, 2005), provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code.

        We have entered into Indemnification Agreements (Exhibits 10.42 and 10.44 to our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 0-24230)) with our officers and directors that will require us to, among other things, indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent not prohibited by law.

        The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the Underwriters of the Registrant, its directors and officers, and by the Registrant of the Underwriters, for specified liabilities, including liabilities arising under the Act and affords rights of contribution with respect thereto.

        The Underwriting Agreement (Exhibit 1.1) provides for indemnification by ourselves, our underwriters and our directors and officers of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement
5.1		Opinion of Pillsbury Winthrop Shaw Pittman LLP
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Consent of Pillsbury Winthrop Shaw Pittman LLP
24.1	*	Power of Attorney

*
Previously filed.

Item 17. Undertakings

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned Registrant hereby undertakes that:

        (1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

        (2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   For purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3, and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fremont, State of California, on October 17, 2005.

FIBERSTARS, INC.
By	/s/ JOHN M. DAVENPORT John M. Davenport Chief Executive Officer

        Pursuant to the requirements of the Securities Act, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ JOHN M. DAVENPORT John M. Davenport	Chief Executive Officer and Director (Principal Executive Officer)	October 17, 2005
/s/ ROBERT A. CONNORS Robert A. Connors	Vice President, Finance and Chief Financial Officer (Principal Financial and Accounting Officer)	October 17, 2005
/s/ JOHN B. STUPPIN* John B. Stuppin	Chairman of the Board	October 17, 2005
/s/ JEFFREY H. BRITE* Jeffrey H. Brite	Director	October 17, 2005
/s/ RONALD A. CASENTINI* Ronald A. Casentini	Director	October 17, 2005
/s/ MICHAEL A. KASPER* Michael A. Kasper	Director	October 17, 2005
/s/ PAUL VON PAUMGARTTEN* Paul von Paumgartten	Director	October 17, 2005
/s/ DAVID N. RUCKERT* David N. Ruckert	Director	October 17, 2005
/s/ PHILIP E. WOLFSON, M.D.* Philip E. Wolfson, M.D.	Director	October 17, 2005
*By:	/s/ ROBERT A. CONNORS Robert A. Connors	Attorney-in-Fact	October 17, 2005

EXHIBIT INDEX

Exhibit Number		Description of Document
1.1		Form of Underwriting Agreement
5.1		Opinion of Pillsbury Winthrop Shaw Pittman LLP
23.1		Consent of Independent Registered Public Accounting Firm
23.2		Consent of Independent Registered Public Accounting Firm
23.3		Opinion of Pillsbury Winthrop Shaw Pittman LLP
24.1	*	Power of Attorney

*
Previously filed.